Exhibit 99.2

Management’s Discussion and Analysis

for the Three and Six Months ended June 30, 2016

Management’s Discussion and Analysis of
Financial Condition and Results of Operations

August 11, 2016

Introduction

This Management’s Discussion and Analysis (“MD&A”) is intended to help the reader understand the significant factors that have affected the performance of Pan American Silver Corp. and its subsidiaries (collectively “Pan American”, “we”, “us”, “our” or the “Company”) and such factors that may affect its future performance. This MD&A should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the year ended December 31, 2015 (the “2015 Financial Statements”), and the related notes contained therein, and the unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2016 and 2015 (the “Q2 2016 Financial Statements”), and the related notes contained therein. All amounts in this MD&A and in the Q2 2016 Financial Statements are expressed in United States dollars (“USD”), unless identified otherwise. The Company reports its financial position, results of operations and cash flows in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). Pan American’s significant accounting policies are set out in Note 2 of both the 2015 Financial Statements and the Q2 2016 Financial Statements.

This MD&A refers to various non-Generally Accepted Accounting Principles (“non-GAAP”) measures, such as “all-in sustaining cost per silver ounce sold", “cash costs per ounce of silver”, “working capital’, “adjusted earnings” and “basic adjusted earnings per share”, which are used by the Company to manage and evaluate operating performance at each of the Company’s mines and are widely reported in the mining industry as benchmarks for performance, but do not have standardized meaning. To facilitate a better understanding of these non-GAAP measures as calculated by the Company, additional information has been provided in this MD&A. Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “all-in sustaining cost per silver ounce sold”, “cash costs per ounce of silver”, “working capital”, “adjusted earnings“ and “basic adjusted earnings per share”, as well as details of the Company’s by-product credits and a reconciliation of these measures to the Q2 2016 Financial Statements.

Any reference to “cash costs” or “cash costs per ounce of silver” in this MD&A should be understood to mean cash costs per ounce of silver, net of by-product credits.

Except for historical information contained in this MD&A, the following disclosures are forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of applicable Canadian provincial securities laws, or are future oriented financial information, and as such are based on an assumed set of economic conditions and courses of action. Please refer to the cautionary note regarding forward-looking statements and information at the back of this MD&A and the “Risks Related to Pan American’s Business” contained in the Company’s most recent Annual Information Form on file with the Canadian provincial securities regulatory authorities and Form 40-F on file with the U.S. Securities and Exchange Commission (the “SEC”). Additional information about Pan American and its business activities, including its Annual Information Form, is available on SEDAR at www.sedar.com

Core Business and Strategy

Pan American engages in silver mining and related activities, including exploration, mine development, extraction, processing, refining and reclamation. The Company owns and operates silver mines located in Peru, Mexico, Argentina, and Bolivia. In addition, the Company is exploring for new silver deposits and opportunities throughout North and South America. The Company is listed on the Toronto Stock Exchange (Symbol: PAA) and on the Nasdaq Global Select Market (“NASDAQ”) Exchange in New York (Symbol: PAAS).

Pan American’s vision is to be the world’s pre-eminent silver producer, with a reputation for excellence in discovery, engineering, innovation and sustainable development. To achieve this vision, we base our business on the following strategy:

•	Generate sustainable profits and superior returns on investments through the safe, efficient and environmentally sound development and operation of silver assets

•	Constantly replace and grow our mineable silver reserves and resources through targeted near-mine exploration and global business development

•	Foster positive long-term relationships with our employees, our shareholders, our communities and our local governments through open and honest communication and ethical and sustainable business practices

•	Continually search for opportunities to upgrade and improve the quality of our silver assets both internally and through acquisition

•	Encourage our employees to be innovative, responsive and entrepreneurial throughout our entire organization

To execute this strategy, Pan American has assembled a sector leading team of mining professionals with a depth of knowledge and experience in all aspects of our business which enables the Company to confidently advance early stage projects through construction and into operation.

Pan American is determined to conduct its business in a responsible and sustainable manner. Caring for the environment in which we operate, contributing to the long-term development of our host communities and ensuring that our employees can work in a safe and secure manner are core values at Pan American. We are committed to maintaining positive relations with our employees, the local communities and the government agencies, all of whom we view as partners in our enterprise.

Pan American Silver Corp.	4

Q2 2016 Highlights and key notes

OperationS AND PROJECT DEVELOPMENT

•	Silver Production of 6.33 million ounces

The Company produced 6.33 million ounces of silver in the three months ended June 30, 2016 (“Q2 2016”), a 5% decrease from that produced in the comparable quarter of 2015 (“Q2 2015”). The quarter-over-quarter decrease reflects the anticipated production declines at the Alamo Dorado and Manantial Espejo mines and lower silver production at the Dolores mine due to lower grades largely driven by mine sequencing. These declines were partially offset by increased production at all other operations.

Silver production for the first half of 2016 (“H1 2016”) totalled 12.75 million ounces, on pace to achieve the annual forecast of 24.0 to 25.0 million ounces.

•	Reduced Q2 Cash Costs

Consolidated cash costs per ounce of silver for the three and six month periods ended June 30, 2016 were $5.57 and $6.81, respectively, representing 41% and 35% reductions to cash costs per ounce from the comparable periods of 2015. The decrease in cash costs was achieved through lower direct unit operating costs per ounce at all mines and increased production of all by-product metals.

•	Increased Gold and Base Metal Production

Pan American produced 48.4 thousand ounces of gold, 12.7 thousand tonnes of zinc, 5.0 thousand tonnes of lead and 4.4 thousand tonnes of copper in Q2 2016 representing a 9%, 38%, 43% and 2% increase from Q2 2015 production levels, respectively. The increase in quarter-over-quarter gold and base metal production was driven largely by higher throughput rates and gold grades at the Dolores mine, and higher base metal grades at the Company’s La Colorada mine and Peruvian operations.

•	Progress on the La Colorada and Dolores Expansion Projects

The La Colorada mine expansion project reached a significant milestone with the completion of the construction and commissioning of the new sulphide process plant in Q2 2016. Progress continued to advance on the development of the new mine shaft, underground mine development in support of the future increased production levels, and construction of the new 115 kV power line to the site. Overall, the La Colorada expansion is advancing on budget and remains on schedule to reach the planned 1,800 tonnes per day (“tpd”) ore production rate by the end of 2017.

The Dolores mine expansion projects also progressed during the quarter with the advancement of the new pulp agglomeration plant including the receipt of the environmental permits to construct the new plant, the commencement of the civil earthworks, the ordering of the remainder of major process equipment, and awarding the majority of the construction contracts. Underground development continued with a total of 684 metres of development during the quarter. Infill diamond drilling from the underground excavations commenced. Overall, the Dolores expansion project is on budget and the Company anticipates meeting a scheduled commissioning of the pulp agglomeration plant by mid-2017, while ramping up underground operations to the full 1,500 tpd design capacity by the end of 2017.

Pan American Silver Corp.	5

Financial

•	Financial Results

Net earnings of $34.2 million in Q2 2016, or basic earnings per share of $0.22, represented a $41.5 million, or $0.27 per share increase from the Q2 2015 net loss of $7.3 million and basic net loss per share of $0.05, respectively. Adjusted earnings in Q2 2016 were $19.9 million, representing basic adjusted earnings of $0.13 per share, which is $31.1 million, or $0.20 per share, higher than the comparable amounts in Q2 2015, respectively. Mine operating earnings of $44.7 million in Q2 2016 were $45.7 million more than the $1.0 million in mine operating losses recorded in Q2 2015, and was achieved through cost reductions and revenue increases. Operating cash flow before changes in non-cash operating working capital was $53.5 million, a $35.6 million increase from the comparative amount in Q2 2015, due largely to increased revenues and decreases in cash production costs and income taxes paid.

•	Reduced Q2 All-in Sustaining Costs per Silver Ounce Sold (“AISCSOS”)

Consolidated AISCSOS in Q2 2016 was $11.31 per ounce, a 22% reduction from the $14.46 per ounce in Q2 2015. The decline in quarter-over-quarter AISCSOS resulted mainly from lower production costs, increased by-product credits and positive net realizable value (“NRV”) inventory adjustments at the Manantial Espejo and Dolores mines.

•	Strong Liquidity and Working Capital Position

The Company had cash and cash equivalents and short-term investment balances of $204.2 million, and a working capital position of $399.3 million at June 30, 2016, an increase of $26.6 million and $15.6 million, respectively, from March 31, 2016. Total debt outstanding was $58.8 million at the end of Q2 2016.

Q2 Operating Performance

The following table reflects silver production and cash costs, net of by-product credits, at each of Pan American’s operations for the respective three and six months periods ended June 30, 2016 and 2015.

	Silver Production (ounces ‘000s)				Cash Costs (1) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2015
La Colorada	1,373	1,320	2,745	2,583	$7.66	$7.85	$7.00	$7.80
Dolores	966	1,112	2,039	2,103	$(0.64)	$8.34	$2.91	$8.55
Alamo Dorado	533	773	1,094	1,460	$13.54	$15.25	$12.68	$15.59
Huaron	953	938	1,906	1,839	$5.70	$8.96	$6.83	$10.39
Morococha(2)	577	563	1,276	1,077	$1.35	$9.78	$3.51	$13.27
San Vicente(3)	1,145	1,042	2,232	2,009	$12.27	$11.44	$12.06	$11.99
Manantial Espejo	785	898	1,461	1,651	$(2.40)	$6.18	$2.47	$9.63
Consolidated Total(4)	6,332	6,646	12,753	12,723	$5.57	$9.44	$6.81	$10.53

(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.
(2)	Morococha data represents Pan American's 92.3% interest in the mine's production.
(3)	San Vicente data represents Pan American's 95.0% interest in the mine's production.
(4)	Totals may not add due to rounding.

Pan American Silver Corp.	6

•	Q2 Silver Production

Pan American’s Q2 2016 silver production of 6.3 million ounces was 5% lower than the 6.6 million ounces produced in Q2 2015. The majority of the decrease was attributable to the anticipated production declines at Alamo Dorado and Manantial Espejo, as these two operations approach their planned end of mine life, as well as a quarter-over-quarter decline at the Dolores mine. The decreases at these mines were offset by slightly higher silver production at the other mines.

•	Q2 By-Product Production

The following tables set out the Company’s by-product production for Q2 2016 and H1 2016 together with amounts for the comparable periods in 2015:

	By-Product Production
	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Gold - ounces ‘000s (“koz”)	48.4	44.4	89.6	81.9
Zinc - tonnes ‘000s (“kt”)	12.7	9.2	25.5	18.5
Lead - kt	5.0	3.5	9.8	7.0
Copper - kt	4.4	4.3	8.3	7.4

Gold production during Q2 2016 rose 9% from Q2 2015, driven primarily by higher gold production at the Dolores mine, where improved grades led to an increase of 5.2 thousand ounces in Q2 2016 compared with Q2 2015.

During Q2 2016, Pan American also produced 12.7 thousand tonnes of zinc, 5.0 thousand tonnes of lead, and 4.4 thousand tonnes of copper, 38%, 43% and 2% more than in Q2 2015, respectively. The quarter-over-quarter increases in base metal production were driven mainly by higher grades at the Company’s Peruvian mines and at La Colorada, with the exception of lower copper grades at Huaron.

•	Q2 Average Market Metal Prices

The following tables set out the average market price for each metal produced for Q2 2016 and H1 2016 together with prices for the comparable periods in 2015:

	Average Market Metal Prices
	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Silver/ounce	$16.78	$16.39	$15.82	$16.55
Gold/ounce	$1,260	$1,192	$1,221	$1,206
Zinc/tonne	$1,918	$2,190	$1,799	$2,134
Lead/tonne	$1,719	$1,942	$1,731	$1,873
Copper/tonne	$4,729	$6,043	$4,701	$5,916

•	Q2 Cash Costs

Consolidated cash costs per ounce of silver in Q2 2016 and H1 2016 were $5.57 and $6.81, respectively, $3.87 (41%) and $3.72 (35%) lower than the comparable cash costs per ounce in Q2 2015 and H1 2015, respectively. The substantial declines in cash costs were achieved through lower direct operating costs at all mines, except San Vicente and La Colorada, and increased by-product credits from higher production of all by-product metals and improved gold prices. The reduction in direct operating cost was particularly notable at Manantial Espejo, Alamo Dorado and Morococha. Each operation’s cash costs are separately discussed in the “Individual Mine Performance” section of this MD&A.

Pan American Silver Corp.	7

•	Q2 AISCSOS

The following table reflects the quantities of payable silver sold and AISCSOS at each of Pan American’s operations for Q2 2016 and H1 2016 as compared to the same periods in 2015.

	Payable Silver Sold (ounces ‘000s)				AISCSOS (1) ($ per ounce)
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2015
La Colorada	1,479	1,305	2,629	2,616	8.84	9.68	8.98	9.57
Dolores	1,058	1,110	2,008	2,260	14.30	13.78	16.69	8.94
Alamo Dorado	585	718	1,271	1,508	12.77	16.62	11.06	15.53
Huaron	818	764	1,653	1,498	10.05	14.11	11.01	15.51
Morococha	550	482	1,225	979	6.61	15.18	6.87	19.10
San Vicente	707	1,247	1,456	1,834	16.97	11.88	15.97	12.22
Manantial Espejo	645	912	1,317	1,717	(3.51)	16.52	3.42	17.15
Consolidated Total (2)	5,843	6,538	11,559	12,413	11.31	14.46	12.21	14.35

(1)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.
(2)	Totals may not add due to rounding.

Consolidated AISCSOS in Q2 2016 and H1 2016 were $11.31 per ounce and $12.21 per ounce respectively, representing a 22% and 15% reduction from the $14.46 per ounce and $14.35 per ounce in Q2 2015 and H1 2015, respectively. The decline in quarter-over-quarter AISCSOS resulted mainly from lower production costs, increased by-product credits and positive NRV adjustments at the Manantial Espejo and Dolores mines. The factors reducing AISCSOS were partially offset by the impact of increased sustaining capital, primarily at Dolores where an expansion of the leach pad is in progress, and by fewer silver ounces sold as a result of the timing of sales rather than production shortfalls. The decline in AISCSOS from H1 2015 to H1 2016 was the result of similar factors with the exception of period-over-period NRV adjustments which had a lower impact on AISCSOS compared to quarterly periods.

•	Q2 Individual Mine Performance

An analysis of each operation’s Q2 2016 and H1 2016 operating performance follows, as compared to the corresponding periods of 2015 is provided below. The reported metal figures in these tables reflect actual quantities of metals produced and payable metals sold, as indicated.

Pan American Silver Corp.	8

La Colorada mine

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Tonnes milled – kt	122.4	124.5	246.0	239.6
Average silver grade – grams per tonne	387	365	384	372
Average zinc grade - %	2.5	2.0	2.6	2.1
Average lead grade – %	1.3	0.9	1.4	1.0
Average silver recovery - %	90.2	90.2	90.4	90.1
Average zinc recovery – %	81.3	83.9	81.5	83.6
Average lead recovery – %	85.9	87.2	86.8	86.4
Production:
Silver – koz	1,373	1,320	2,745	2,583
Gold – koz	0.67	0.67	1.35	1.28
Zinc – kt	2.47	2.06	5.14	4.11
Lead – kt	1.41	1.00	2.93	1.98

Cash cost per ounce net of by-products(1)	$7.66	$7.85	$7.00	$7.80

AISCSOS(2)	$8.84	$9.68	$8.98	$9.57

Payable silver sold – koz	1,479	1,305	2,629	2,616

Sustaining capital - (’000s)(3)	$3,471	$2,125	$7,126	$4,186
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.

(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.

(3)	Sustaining capital expenditures excludes $15.1 million and $30.8 million of investing activity cash outflow in Q2 2016 and H1 2016, respectively ($7.0 million and $15.7 million in Q2 2015 and H1 2015, respectively) related to investment capital incurred on the La Colorada expansion project, as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

The La Colorada mine produced 4% more silver in Q2 2016 compared with Q2 2015 due to increased silver grades offset by a slight decline in quarter-over-quarter throughput. During Q2 2016, the mine produced 2.5 thousand tonnes of zinc and 1.4 thousand tonnes of lead, 20% and 41% more than in Q2 2015, respectively. The increase in base metals production was a function of improved zinc and lead grades of 25% and 44%, respectively.

The Q2 2016 cash costs of $7.66 per ounce of silver were $0.19 lower than the $7.85 per ounce cash costs in Q2 2015. The 2% decrease was the combined effect of a 4% increase in payable silver ounces produced and a 5% increase in by-product credits per ounce, partially offset by a slight increase in direct operating costs compared to a year ago. The increased by-product credits were driven by higher lead and zinc production partially offset by lower lead and zinc prices.

Q2 2016 AISCSOS of $8.84 decreased 9% from $9.68 in Q2 2015, due primarily to a 13% increase in the amount of payable silver ounces sold and increased lead and zinc by-product credits, partially offset by increased sustaining capital.

Sustaining capital expenditures at La Colorada during Q2 2016 totalled $3.5 million, a $1.3 million increase from the $2.1 million spent in Q2 2015. The majority of the Q2 2016 sustaining capital spending is related to a tailings storage facility expansion, equipment replacements and rehabilitations, and exploration drilling. Q2 2015 sustaining capital was mostly related to exploration drilling, mine equipment replacement and rehabilitation, processing plant infrastructure, and access road upgrades.

Pan American Silver Corp.	9

Dolores mine

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Tonnes placed - kt	1,534.2	1,583.0	3,073.5	3,066.2
Average silver grade – grams per tonne	29	45	34	46
Average gold grade – grams per tonne	0.76	0.54	0.70	0.55
Average silver produced to placed ratio - %	66.6	48.7	61.1	46.5
Average gold produced to placed ratio - %	67.3	72.8	67.6	70.3
Production:
Silver – koz	966	1,112	2,039	2,103
Gold – koz	25.36	20.17	46.80	38.35

Cash cost per ounce net of by products(1)	$(0.64)	$8.34	$2.91	$8.55

AISCSOS(2)	$14.30	$13.78	$16.69	$8.94

Payable silver sold - koz	1,058	1,110	2,008	2,260

Sustaining capital - (’000s)(3)	$15,543	$6,122	$29,964	$11,032
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.
(3)	Sustaining capital expenditures excludes $13.7 million and $21.5 million of investing activity cash outflow in Q2 2016 and H1 2016, respectively ($4.8 million and $12.8 million in Q2 2015 and H1 2015, respectively) related to investment capital incurred on Dolores expansion projects, as disclosed in the Project Development Update and Alternative Performance (non-GAAP) Measures sections of this MD&A.

Silver production at Dolores in Q2 2016 was 13% lower than in Q2 2015, the result of lower grades largely driven by mine sequencing and decreases in stacking rates, partially offset by a higher average ratio of silver produced to placed. Gold production of 25.4 thousand ounces in Q2 2016 was 26% higher than the 20.2 thousand ounces produced in Q2 2015, primarily a result of the improvement in grades from mine sequencing.

Negative cash costs of $0.64 per ounce of silver in Q2 2016 were $8.98 per ounce lower than in Q2 2015. The significant decrease in cash costs was largely due to increased by-product gold production and higher gold prices and lower direct operating costs, partially offset by lower payable silver production. The decrease in operating costs continued to be primarily the result of the devalued Mexican peso and lower costs of certain consumables, particularly fuel.

Q2 2016 AISCSOS of $14.30 increased $0.52 from $13.78 in Q2 2015. The increase was primarily due to a $9.4 million increase in sustaining capital expenditures, further discussed below, and decreased silver sales volumes, partially offset by $4.2 million higher positive NRV inventory adjustments in Q2 2016 compared to Q2 2015, and a $5.6 million quarter-over-quarter increase in gold by-product credits driven by increased gold production and prices.

Q2 2016 sustaining capital expenditures at Dolores totalled $15.5 million, comprised primarily of open pit pre-stripping, leach pad expansion, and investments in mine equipment rehabilitations. Sustaining capital in Q2 2016 increased by $9.4 million compared to Q2 2015, due primarily to the leach pad expansion works now included in sustaining capital.

Pan American Silver Corp.	10

Alamo Dorado mine

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Tonnes milled – kt	494.8	467.1	959.4	919.9
Average silver grade – grams per tonne	46	59	49	60
Average gold grade – grams per tonne	0.18	0.22	0.21	0.22
Average silver recovery - %	71.2	80.6	72.7	80.8
Average gold recovery - %	79.5	87.0	85.8	86.3
Production:
Silver – koz	533	773	1,094	1,460
Gold – koz	2.34	2.81	5.62	5.87
Copper – tonnes	9	16	27	21

Cash cost per ounce net of by-products(1)	$13.54	$15.25	$12.68	$15.59

AISCSOS(2)	$12.77	$16.62	$11.06	$15.53

Payable silver sold – koz	585	718	1,271	1,508

Sustaining capital - (’000s)	$-	$-	$-	$-
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.

As anticipated, Alamo Dorado silver production in Q2 2016 was 31% lower than that in Q2 2015, primarily the result of lower silver grades from processing of surface stockpiles as open pit mining operations were completed in the fourth quarter of 2015. Similarly, gold production decreased by 17%, primarily due to lower grades contained in the surface stockpiles processed.

Cash costs for Q2 2016 were $13.54 per ounce of silver, an 11% decrease from $15.25 per ounce cash costs in Q2 2015. The decrease was attributable to the termination of open pit mining activities, favorable currency exchange rate movements, reduced costs of certain consumables, and a $1.16 per ounce increase in by-product credits from higher gold prices.

Q2 2016 AISCSOS of $12.77 decreased $3.85 from $16.62 in Q2 2015. The quarter-over-quarter reduction was attributable to an 18% decrease in direct operating costs, which decreased for the same reasons as those discussed in cash costs and by a $1.2 million higher positive NRV inventory adjustment, partially offset by a 19% reduction in the amount of silver ounces sold.

No capital expenditures were incurred at Alamo Dorado during 2016 or 2015.

Pan American Silver Corp.	11

Huaron mine

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Tonnes milled – kt	224.7	230.4	451.0	453.9
Average silver grade – grams per tonne	158	156	159	154
Average zinc grade - %	3.12	2.26	2.97	2.32
Average lead grade – %	1.50	1.01	1.45	1.03
Average copper grade - %	0.97	1.03	0.98	1.00
Average silver recovery - %	83.3	82.8	83.3	83.4
Average zinc recovery – %	75.0	61.3	73.7	64.0
Average lead recovery – %	79.5	74.0	77.8	73.2
Average copper recovery – %	76.6	80.8	76.9	79.2
Production:
Silver – koz	953	938	1,906	1,839
Gold – koz	0.23	0.30	0.41	0.62
Zinc – kt	5.19	3.15	9.76	6.56
Lead – kt	2.67	1.71	5.07	3.32
Copper – kt	1.66	1.87	3.34	3.50

Cash cost per ounce net of by-products(1)	$5.70	$8.96	$6.83	$10.39

AISCSOS(2)	$10.05	$14.11	$11.01	$15.51

Payable silver sold – koz	818	764	1,653	1,498

Sustaining capital - (’000s)	$2,250	$2,562	$4,387	$4,880
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.

Q2 2016 silver production at Huaron was 2% more than that produced in Q2 2015, primarily the result of slightly increased silver grades and recoveries offsetting a slight decline in throughput rates. During Q2 2016, Huaron produced 5.2 thousand tonnes of zinc, and 2.7 thousand tonnes of lead, which was 65% and 56% more than in Q2 2015, respectively. Q2 2016 copper production of 1.7 thousand tonnes was 11% lower than Q2 2015 production. The quarter-over-quarter increase in zinc and lead production was primarily a function of higher grades and recoveries, while copper production reflected lower grades and recoveries on account of mine sequencing.

Cash costs per ounce of silver in Q2 2016 were $5.70, a 36% decrease from the $8.96 per ounce in Q2 2015. The reduction in cash costs was the result of a 4% increase in payable silver ounce production; increased by-product base metal production, partially offset by lower base metal prices; and lower operating costs, driven by cost benefits from mechanization efforts and favorable currency exchange rate movements.

AISCSOS of $10.05 in Q2 2016 was 29% lower than the $14.11 reported in Q2 2015. The decrease was mainly attributable to: a $4.31 per ounce increase in by-product credits from increased base metal sales volumes, which more than offset the decline in base metal prices; a 7% increase in the amount of payable silver ounces sold; and decreased exploration and sustaining capital. The factors reducing AISCSOS were partially offset by increased treatment, smelting and refining charges (“TCRCs”).

Sustaining capital expenditures at the Huaron mine during Q2 2016 totaled $2.3 million, comparable to $2.6 million in Q2 2015, and related primarily to equipment replacements, exploration drilling, and a tailings storage facility expansion.

Pan American Silver Corp.	12

Morococha mine(1)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Tonnes milled – kt	168.3	163.6	336.3	308.5
Average silver grade – grams per tonne	122	127	136	128
Average copper grade - %	1.80	1.67	1.68	1.47
Average lead grade - %	0.79	0.63	0.76	0.72
Average zinc grade - %	3.29	2.48	3.30	2.67
Average silver recovery - %	88.2	84.8	87.6	84.8
Average zinc recovery - %	71.4	59.2	70.8	62.0
Average lead recovery - %	56.1	53.3	57.1	59.4
Average copper recovery - %	84.2	88.2	84.1	85.8
Production:
Silver– koz	577	563	1,276	1,077
Gold – koz	0.59	0.99	1.30	1.62
Zinc – kt	3.94	2.35	7.83	5.03
Lead – kt	0.73	0.52	1.42	1.28
Copper – kt	2.51	2.37	4.66	3.85

Cash cost per ounce net of by-products(2)	$1.35	$9.78	$3.51	$13.27

AISCSOS(3)	$6.61	$15.18	$6.87	$19.10

Payable silver sold (100%) - koz	550	482	1,225	979

Sustaining capital (100%) - (’000s)	$2,368	$1,430	$3,689	$3,323
(1)	Production figures are for Pan American’s 92.3% share only.
(2)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.
(3)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.

Q2 2016 silver production at Morococha was 2% more than that produced in Q2 2015, the combined result of higher throughput and silver recoveries partially offset by lower grades. During Q2 2016, Morococha produced 3.9 thousand tonnes of zinc, 2.5 thousand tonnes of copper, and 0.7 thousand tonnes of lead, representing increases of 68%, 6% and 40% over Q2 2015, respectively. The quarter-over-quarter increases in base metal production were primarily driven by higher grades as a result of mine sequencing, and higher zinc and lead recoveries.

Cash costs of $1.35 per ounce of silver were $8.43 per ounce, or 86% lower, than the $9.78 per ounce recorded in Q2 2015. The significant quarter-over-quarter decrease was primarily the result of a 20% reduction in operating costs partially offset by slightly reduced by-product credits on lower base metal prices. The decreased operating costs were driven by substantial productivity benefits obtained from mechanization efforts as well as favorable currency exchange rate movements.

AISCSOS of $6.61 in Q2 2016 was 57% lower than the $15.18 reported in Q2 2015. The decrease was mainly attributable to a reduction in production costs, a 22% quarter-over-quarter decrease in TCRCs due to more favorable terms, a $2.28 per ounce increase in by-product credits from increased base metal sales volumes, and a 14% increase in the amount of payable silver ounces sold. The factors reducing AISCOS were partially offset by increased sustaining capital.

Sustaining capital expenditures at the Morococha mine during Q2 2016 totalled $2.4 million, up $0.9 million from Q2 2015. The increase is primarily related to equipment refurbishments and replacements, Manuelita mine area deepening and exploration drilling.

Pan American Silver Corp.	13

San Vicente mine(1)

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Tonnes milled - kt	84.3	80.8	167.3	158.5
Average silver grade – grams per tonne	453	430	451	423
Average zinc grade - %	1.94	2.71	2.28	2.30
Average lead grade - %	0.33	0.41	0.34	0.35
Average silver recovery - %	94.2	93.9	93.2	93.6
Average zinc recovery - %	69.7	76.3	73.5	76.7
Average lead recovery - %	82.0	79.3	81.5	80.4
Production:
Silver – koz	1,145	1,042	2,232	2,009
Zinc – kt	1.14	1.67	2.81	2.80
Lead – kt	0.20	0.25	0.42	0.43
Copper – kt	0.24	-	0.24	-

Cash cost per ounce net of by-products(2)	$12.27	$11.44	$12.06	$11.99

AISCSOS(3)	$16.97	$11.88	$15.97	$12.22

Payable silver sold - koz	707	1,247	1,456	1,834

Sustaining capital (100%) - (’000s)	$1,295	$1,019	$1,756	$1,483
(1)	Production figures are for Pan American’s 95.0% share only.
(2)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.
(3)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.

Silver production at the San Vicente mine in Q2 2016 was 1.1 million ounces, a 10% increase from the 1.0 million ounces produced in Q2 2015. The higher silver production was a result of a 4% increase in throughput rates and 5% higher silver grades. Zinc and lead production during Q2 2016 decreased by 32% and 20% respectively compared to Q2 2015 production, while copper production commenced with mine sequencing entering into higher copper grade ore.

Q2 2016 cash costs of $12.27 per ounce of silver increased by 7% from Q2 2015, driven mainly from an increase in royalty payments triggered by the receipt during the quarter of certain value added tax (“VAT”) refunds and from increased silver prices, and lower by-product credits on account of the decreased zinc and lead production and prices, partially offset by higher payable silver production.

Q2 2016 AISCSOS increased by 43% to $16.97 from $11.88 in Q2 2015. The increase was largely driven by a 43% quarter-over-quarter decrease in the amount of payable silver ounces sold as a result of the timing of shipments at quarter end, and the increased royalty payments. The delayed shipments contributed to a 0.42 million ounce increase in silver inventories in the quarter. Partially offsetting these factors was the 30% quarter-over-quarter decrease in direct operating costs and a $3.70 per ounce increase in by-product credits.

Sustaining capital expenditures at San Vicente during Q2 2016 and Q2 2015 totalled $1.3 million and $1.0 million, respectively, and were comprised mainly of mine infrastructure, and equipment rebuilds and replacements.

Pan American Silver Corp.	14

Manantial Espejo mine

	Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015
Tonnes milled – kt	166.5	182.3	347.5	381.4
Average silver grade – grams per tonne	168	174	145	149
Average gold grade – grams per tonne	3.78	3.64	3.21	3.00
Average silver recovery - %	89.8	91.9	90.9	91.8
Average gold recovery - %	94.4	95.2	94.4	94.9
Production:
Silver – koz	785	898	1,461	1,651
Gold – koz	19.20	19.45	34.09	34.14

Cash cost per ounce net of by-products(1)	$(2.40)	$6.18	$2.47	$9.63

AISCSOS(2)	$(3.51)	$16.52	$3.42	$17.15

Payable silver sold - koz	645	912	1,317	1,717

Sustaining capital - (’000s)	$495	$4,488	$1,441	$9,367
(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.

Q2 2016 silver production at Manantial Espejo was 13% lower than in Q2 2015 due to a 9% decline in throughput rates that resulted from a two-week labour related work stoppage, as well as harder ores encountered at the Concepcion pit. The decrease in production also reflects lower grades and recoveries. Q2 2016 gold production of 19.2 thousand ounces was similar to the 19.5 thousand ounces produced in Q2 2015, a result of higher gold grades compensating for lower throughput rates.

Q2 2016 negative cash costs of $2.40 per silver ounce were $8.58 per ounce lower than the $6.18 per ounce cash costs in Q2 2015. The main factors driving the significant quarter-over-quarter decline were: a sharp devaluation of the local currency; lower diesel fuel prices; reduced royalties on account of the legislative elimination of the export tariff and a new export credit; the tapering down of mining during the final stages of open pit mining; and higher by-product credits from improved gold prices. These factors were partially offset by a decline in payable silver ounces produced.

AISCSOS in Q2 2016 decreased by $20.03 to negative costs per ounce of $(3.51) from $16.52 in Q2 2015. The decrease was primarily due to a 19% quarter-over-quarter reduction in direct operating costs, a $5.2 million increase in positive NRV inventory adjustments, and $4.0 million less in sustaining capital. Partially offsetting these factors was a 29% decrease in the amount of silver sold, primarily due to the timing of sales, as a portion of silver produced in Q2 2016 was not sold until Q3 2016, which contributed to a 3.3 thousand ounce and 0.14 million ounce increase in gold and silver inventories, respectively, in the quarter. By-product credits were reduced by $3.38 per ounce as a result of lower gold sales volumes, also attributable to the timing of sales.

Sustaining capital expenditures at Manantial Espejo in Q2 2016 totalled $0.5 million, a $4.0 million decrease from the $4.5 million in Q2 2015. The quarter-over-quarter decrease reflects the cessation of pre-stripping activities, which occurred in 2015. The Q2 2016 sustaining capital consisted primarily of development drilling.

Pan American Silver Corp.	15

2016 Operating Outlook

Production

H1 2016 consolidated silver production of 12.75 million ounces is in line with the production rate required to achieve management’s full year forecast range of 24.0 to 25.0 million silver ounces. With the expected silver production for the remainder of the year, management reaffirms the annual silver production forecast, as indicated in the 2015 year-end MD&A.

H1 2016 gold production of 89.6 thousand ounces is also in line with the production rate required to achieve management’s full year forecast range of 175.0 to 185.0 thousand ounces. With the expected gold production for the remainder of the year, management also reaffirms the annual gold production forecast, as indicated in the 2015 year-end MD&A.

H1 2016 zinc, lead, and copper production of 25.5 thousand tonnes, 9.8 thousand tonnes and 8.3 thousand tonnes, respectively, were on-pace with management’s 2016 annual guidance of 46.0 to 48.0 thousand tonnes, 15.0 to 15.5 thousand tonnes, and 13.0 to 13.5 thousand tonnes, respectively. With the expected base metal production for the remainder of the year, management reaffirms the annual base metal production forecasts, as indicated in the 2015 year-end MD&A.

Cash costs and AISCSOS

The following tables summarize the H1 2016 cash costs and AISCSOS achieved for each operation compared to the 2016 annual amounts forecasted in the MD&A for the fiscal year ended December 31, 2015. For the purposes of these comparisons, the check marks have the following meanings:

✓✓	Actual results were better than 2016 annual guidance range
✓	Actual results met 2016 annual guidance range
✗	Actual results fell short of 2016 annual guidance range

	2016 Cash Costs(1) ($ per ounce)			2016 AISCSOS(2) ($ per ounce)
	Forecast (3)	H1 Actual		Forecast (3)	H1 Actual
La Colorada	$7.75 – $8.25	$7.00	✓✓	$9.25 – $10.30	$8.98	✓✓
Dolores	$5.00 – $6.50	2.91	✓✓	$17.00 – $18.90	16.69	✓✓
Alamo Dorado	$13.50 – $14.50	12.68	✓✓	$13.80 – $15.30	11.06	✓✓
Huaron	$12.25 – $13.25	6.83	✓✓	$14.40 – $16.00	11.01	✓✓
Morococha	$12.00 – $13.75	3.51	✓✓	$15.40 – $17.10	6.87	✓✓
San Vicente	$11.25 – $11.75	12.06	✗	$12.00 – $13.30	15.97	✗
Manantial Espejo	$9.25 – $10.75	2.47	✓✓	$10.00 – $11.10	3.42	✓✓
Consolidated Total	$9.45 – $10.45	$6.81	✓✓	$13.60 – $14.90	$12.21	✓✓

(1)	Cash costs per ounce is a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost calculation, details of the Company’s by-product credits and a reconciliation of this measure to the Q2 2016 Financial Statements.
(2)	AISCSOS is a non-GAAP measure. Please refer to the “Alternative Performance (non-GAAP) Measures” section of this MD&A for a detailed description of the AISCSOS calculation and a reconciliation of this measure to the Q2 2016 Financial Statements.
(3)	Forecasted amount per guidance included in the annual MD&A for fiscal 2015 dated March 24, 2016.

Consolidated cash costs per ounce of $6.81 in H1 2016 were $2.64 per ounce less than the low end of management’s 2016 annual forecast range of $9.45 to $10.45. Based on the H1 2016 performance, and the expected results for the remainder of 2016, management is reducing the annual 2016 cash costs guidance range to between $6.50 and $7.50 per ounce, which represents a 30% decrease from the mid-point of the previously forecasted range.

Pan American Silver Corp.	16

Consolidated H1 2016 AISCSOS of $12.21 was $1.39 below the low-end of management’s 2016 annual forecast of $13.60 to $14.90 per ounce. Based on the Q2 2016 AISCSOS results, and the expected results for the remainder of 2016, management is reducing the annual 2016 AISCSOS guidance range to between $11.60 and $12.60 per ounce, which represents a 16% decrease from the mid-point of the previously forecasted range.

Revised 2016 Cash Costs and AISCSOS forecasts:

	Cash Costs per ounce (1)	AISCSOS (1)
La Colorada	$7.00 – $7.50	$8.50 – $9.50
Dolores	$0.00 – $1.50	$13.50 – $14.50
Alamo Dorado	$14.00 – $15.00	$13.50 – $14.50
Huaron	$8.25 – $9.25	$12.00 – $13.00
Morococha (92.3%)	$4.75 – $6.50	$8.50 – $9.50
San Vicente (95.0%)	$12.00 – $12.50	$14.00 – $15.00
Manantial Espejo	$1.75 – $3.25	$4.00 – $5.00
Consolidated Total	$6.50 – $7.50	$11.60 – $12.60

(1)	Management’s revised cash costs and AISCSOS forecasts assume by-product credit prices of $2,000/tonne ($0.91/lb) for zinc, $1,750/tonne ($0.79/lb.) for lead, $4,700/tonne ($2.13/lb.) for copper, and $1,300/oz. for gold. Cash costs per ounce and AISCSOS are a non-GAAP measure. Please refer to the “Alternative Performance (Non-GAAP) Measures” section of this MD&A for a detailed description of the cash cost and AISCSOS calculations, details of the Company’s by-product credits and a reconciliations of these measures to the Q2 2016 Financial Statements.

Capital expenditures

Total sustaining capital investment for H1 2016 was $48.4 million, while project development capital investment totaled $50.5 million. Management continues to expect sustaining capital for 2016 to be approximately $65.0 to $75.0 million. Based on the spending to date for the La Colorada and Dolores expansion projects, and the forecast for the remainder of the year, the Company continues to expect 2016 project spending of between $64.0 million to $66.5 million at La Colorada, and between $71.0 million to $73.5 million at Dolores, for a total consolidated project spending of between $135.0 million to $140.0 million.

Q2 2016 Project Development Update

The following table reflects the amounts capitalized at each of Pan American’s significant projects in Q2 2016 as compared to Q2 2015:

Project Development	Three months ended June 30,		Six months ended June 30,
(thousands of USD)	2016	2015	2016	2015
Dolores Projects	$12,624	$4,710	$22,369	$9,701
La Colorada Expansion	15,395	7,070	28,142	14,640
Total	$28,019	$11,780	$50,511	$24,341

•	La Colorada Expansion Project

During Q2 2016, $15.4 million was invested in the La Colorada expansion project comprised primarily of: development of the new mine shaft; completing the construction and commissioning of the new sulphide process plant; progressing with underground mine development in support of the future increased production levels; and construction of the new 115 kV powerline to the site.

Pan American Silver Corp.	17

Amounts capitalized for the project in the quarter were $0.3 million more than the project cash outflows, as a result of changes in accounts payable balances ($0.6 million more in Q2 2015).

The following progress on the La Colorada expansion project was achieved during Q2 2016:

•	The new sulphide ore processing plant was successfully commissioned. The new plant began processing sulphide ore in late June 2016, achieving production throughput rates of up to 1,400 tpd. The installation of a new filter press is expected to be complete in the fourth quarter of 2016 (“Q4 2016”); in the interim, the existing filters have adequate capacity to process the forecasted volumes of concentrate to be produced in the third and fourth quarters of 2016.

•	Plant throughput rates will be reduced to normal levels in Q3 2016 until the mine shaft and additional underground development have been completed, which will allow for increased production from the underground mine commencing in the Q4 2016 and ramping-up to the targeted 1,800 tpd design rate in 2017.

•	The construction of the new La Colorada mine shaft progressed and is on schedule for completion and commissioning by the end of Q3 2016. As of the end of Q2 2016, the shaft had been completed and outfitted down to the loading pocket level at a depth of 588 metres. As of June 30, 2016, only 30 metres remained to be completed in the shaft, in addition to the completion and commissioning of the shaft loading pocket.

•	Underground mine development to support future increased production levels continued with 548 metres of development completed, and is on schedule to be sufficiently advanced to permit the opening of new production areas in the Estrella vein by the end of Q3 2016 allowing steady ramp-up of production throughout 2017 targeting the full 1,800 tpd design rate by the end of 2017.

•	Construction of the new 115 kV powerline to the La Colorada site continued to advance during the quarter, with energizing of the system anticipated in Q1 2017. In the interim, temporary sources of power have been established to operate the new sulphide plant and the new shaft.

Overall, the La Colorada expansion is advancing on schedule and on budget, with ore production ramp up to commence in late 2016 and beyond as anticipated in the original project schedule.

•	Dolores Projects

During Q2 2016, the Company invested $12.6 million in the Dolores expansion projects comprised predominantly of: $7.1 million on the new pulp agglomeration plant; $3.5 million to advance the new underground ramp decline; and $2.0 million for construction of a new power line.

Amounts capitalized for the projects in the quarter were $1.0 million less than the project cash outflows, as a result from changes in accounts payable balances ($0.1 million less in Q2 2015).

The following progress on the Dolores expansion projects was achieved during Q2 2016:

•	Environmental permits to construct the new agglomeration plant were received in early May 2016, with major earthworks commencing at that time. All of the major process equipment has been ordered, and most of the major construction contracts have been awarded.

Pan American Silver Corp.	18

•	Detailed engineering for the agglomeration plant was 90% complete as of the end of the quarter.

•	The project Engineering, Procurement, and Construction Management (“EPCM”) team for the agglomeration plant construction was fully mobilized to site.

•	Underground development continued with a total of 684 metres of development on the north and south lateral drifts, two down-ramp accesses to lower levels, and a series of diamond drill stations.

•	Construction of the power line and related infrastructure was completed by the end of the quarter. Subsequent to the end of the quarter, the Company finalized a power supply agreement with the Comisión Federal de Electricidad (“CFE”) and expect to make the connection to the grid to energize the line in August.

Overall, the Dolores expansion project is on budget and the Company anticipates meeting a scheduled commissioning of the pulp agglomeration plant by mid-2017, while ramping up underground operations to the full 1,500 tpd design capacity by the end of 2017.

Apart from the Dolores expansion project and the installation of the new high voltage power line, the projects team has also continued the next phase of the leach pad sustaining capital expansion at Dolores, which is scheduled for completion during 2016. This stage of expansion of the leach pads will provide an additional 18 million tonnes of ore stacking capacity.

Overview of Financial Results

•	Quarterly Information

The following tables set out selected quarterly results for the past ten quarters, which are stated in thousands of USD, except for the per share amounts. The dominant factors affecting results in the quarters and years presented below are volatility of metal prices realized, industry-wide cost pressures, and the timing of the sales of production which varies with the timing of shipments. The fourth quarter of 2015 included impairment charges to Morococha, Dolores, and Alamo Dorado, while the third quarter of 2015 included impairment charges to Manantial Espejo. The fourth quarter of 2014 included impairment charges related to Dolores, Manantial Espejo, Alamo Dorado and certain exploration and development properties, including Navidad.

2016	Quarter Ended (unaudited)
(In thousands of USD, other than per share amounts)	March 31	June 30
Revenue	$158,275	$192,258
Mine operating earnings	$16,698	$44,730
Attributable earnings for the period	$1,738	$33,804
Basic earnings per share	$0.01	$0.22
Diluted earnings per share	$0.01	$0.22
Cash flow from operating activities	$771	$66,019
Cash dividends paid per share	$0.0125	$0.0125
Other financial information
Total assets	$1,710,703	$1,760,747
Total long term financial liabilities	$118,327	$123,388
Total attributable shareholders’ equity	$1,298,732	$1,333,406

Pan American Silver Corp.	19

2015	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$178,125	$174,189	$159,414	$162,960	$674,688
Mine operating earnings (loss)	$2,630	$(952)	$(25,996)	$(7,771)	$(32,089)
Attributable loss for the period	$(19,371)	$(7,322)	$(67,048)	$(132,909)	$(226,650)
Basic loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Diluted loss per share	$(0.13)	$(0.05)	$(0.44)	$(0.88)	$(1.49)
Cash flow from operating activities (1)	$11,848	$20,577	$32,866	$23,401	$88,692
Cash dividends paid per share	$0.125	$0.05	$0.05	$0.05	$0.275
Other financial information
Total assets					$1,715,037
Total long term financial liabilities					$114,354
Total attributable shareholders’ equity					$1,297,222

2014	Quarter Ended (unaudited)				Year Ended
(In thousands of USD, other than per share amounts)	March 31	June 30	Sept 30	Dec 31	Dec 31
Revenue	$209,734	$200,847	$178,265	$163,096	$751,942
Mine operating earnings (loss)	$31,576	$10,245	$(12,378)	$(21,369)	$8,073
Attributable earnings (loss) for the period	$6,844	$(5,472)	$(20,254)	$(526,706)	$(545,588)
Basic earnings (loss) per share	$0.05	$(0.04)	$(0.13)	$(3.48)	$(3.60)
Diluted earnings (loss) per share	$0.05	$(0.04)	$(0.15)	$(3.48)	$(3.60)
Cash flow from operating activities	$36,125	$48,895	$38,345	$823	$124,188
Cash dividends paid per share	$0.125	$0.125	$0.125	$0.125	$0.50
Other financial information
Total assets					$2,017,873
Total long term financial liabilities					$79,823
Total attributable shareholders’ equity					$1,563,092

•	Income Statement: Q2 2016 versus Q2 2015

Net earnings in Q2 2016 were $34.2 million, or basic earnings per share of $0.22. This represents an increase of $41.5 million or $0.27 per share from the $7.3 million loss and $0.05 basic loss per share recorded in Q2 2015. The majority of the quarter-over-quarter earnings increase was due to a $45.7 million increase in mine operating earnings, which was primarily attributable to decreased cost of sales and increased revenues from higher quantities of metal sold and a quarter-over-quarter increase in provisional price adjustments on concentrate sales. Net gains on the sale of interests in exploration properties of $17.9 million were largely offset by higher income taxes.

Pan American Silver Corp.	20

The following table highlights the key items that resulted in the net income in Q2 2016 compared to the net loss recorded in Q2 2015:

Q2 2015 net loss (in thousands of USD)		$(7,299)
Decreased revenue:
Lower realized base metal prices	$(3,797)
Higher quantities of metal sold	8,040
Decreased TCRCs	4,939
Settlement adjustments	8,887
Total change in revenue		$18,069
Decreased cost of sales:
Lower production costs and royalty charges	$20,680
Lower depreciation and amortization	6,933
Total change in cost of sales		$27,613
Increased gains on asset sales, commodity contracts and derivatives		15,482
Increased other and investment income, net		363
Increased income taxes		(14,617)
Increased foreign exchange loss		(2,594)
Increased general and administrative expense		(2,320)
Increased interest and finance expense		(297)
Increased exploration and project development expense		(174)
Q2 2016 net income		$34,226

Revenue for Q2 2016 was $192.3 million, a 10% increase from the $174.2 million recognized in Q2 2015. The major factors behind the revenue increase were an $8.9 million positive variance in settlement adjustments on concentrate shipments, an $8.0 million variance from higher quantities of metals sold, a $4.9 million variance from a quarter-over-quarter decrease in TCRCs, partially offset by a $3.8 million negative price variance from lower realized base metals prices.

The following table reflects the metal prices realized by the Company and the quantities of metal sold during each quarter. Realized silver and gold prices in Q2 2016 increased by 3% and 5%, respectively from Q2 2015 prices. Copper, lead and zinc decreased 20%, 14% and 12%, respectively, from prices realized in Q2 2015.

The quantities of all metals sold in Q2 2016 were higher than in Q2 2015 for all metals sold except for silver which decreased 11%. Quarter-over-quarter sales volumes for zinc, lead, copper, and gold increased 82%, 43%, 14% and 2% respectively, which was a direct result of increased production.

	Realized Metal Prices				Quantities of Metal Sold
	Three months ended June 30,		Six months ended June 30,		Three months ended June 30,		Six months ended June 30,
	2016	2015	2016	2015	2016	2015	2016	2015
Silver(1) – ounces	$16.87	$16.36	$15.88	$16.39	5,843	6,538	11,559	12,413
Gold(1) – ounces	$1,257	$1,194	$1,219	$1,211	43.6	42.7	82.9	91.9
Zinc(1) – tonnes	$1,962	$2,228	$1,834	$2,118	12.4	6.8	23.2	15.4
Lead(1) – tonnes	$1,731	$2,023	$1,741	$1,858	5.0	3.5	9.0	6.7
Copper(1) – tonnes	$4,650	$5,848	$4,658	$5,643	4.0	3.5	8.0	6.2

(1)	Metal price stated as dollars per ounce for silver and gold, and dollars per tonne for zinc, lead and copper, inclusive of final settlement adjustments on concentrate sales.

Mine operating earnings of $44.7 million in Q2 2016 were $45.7 million higher than the $1.0 million of mine operating losses generated in Q2 2015. Mine operating earnings are equal to revenue less cost of sales, substantially the same as gross margin. The increase in mine operating earnings was the combined result of the previously discussed $18.1 million increase in revenue, and a $27.6 million quarter-over-quarter decrease in cost of sales, driven largely by reduced production costs of $22.8 million and a $6.9 million reduction in depreciation and amortization expense.

Pan American Silver Corp.	21

The decrease in consolidated production costs in the quarter was attributable to lower direct operating costs as well as a $10.6 million positive quarter-over-quarter variance in NRV inventory adjustments. Production costs generally continue to benefit from reductions in labour and consumable raw materials costs, aided by favorable exchange rate changes. The operations that made the most significant contributions to production cost reductions were Manantial Espejo and Morococha. Decreased mining activities at Alamo Dorado and Manantial Espejo also drove cost reductions. The positive NRV inventory adjustment variance was primarily related to Manantial Espejo and Dolores, where $3.9 million and $4.2 million positive NRV inventory adjustments were recognized in Q2 2016, respectively, compared to negative adjustments of $1.3 million and $nil in Q2 2015, respectively.

Depreciation and amortization of $29.8 million in Q2 2016 was $6.9 million, or 19% lower than the $36.7 million recorded in Q2 2015. The reduced depreciation was attributable to the quarter-over-quarter decrease in depreciable assets resulting largely from asset impairment charges taken in 2015, and from the decrease in sales volumes at certain mines. The decline in depreciation was most significant at the Manantial Espejo and Alamo Dorado mines.

General and administrative (“G&A”) expense, including share-based compensation expense, was $7.1 million in Q2 2016, $2.3 million more than the $4.8 million expensed in Q2 2015. The quarter-over-quarter increase was driven by accrued bonuses in Q2 2016, principally for restricted share unit cash compensation which references the Company’s share price. Share-based compensation expense for Q2 2016 was $0.9 million, comparable to the $0.8 million expense recorded in Q2 2015.

Exploration and project development expenses of $2.7 million in Q2 2016 were similar to the $2.5 million incurred in Q2 2015. Exploration and project development expenditures during both periods related to activities near the Company’s existing mines, at select greenfield projects, and to the holding and maintenance costs associated with the Navidad project. Navidad costs were approximately $1.0 million in Q2 2016 compared to approximately $1.9 million in Q2 2015.

Foreign exchange (“FX”) losses in Q2 2016 were $1.6 million, $2.6 million more than the $1.0 million FX gains recorded in Q2 2015. The Q2 2016 losses were primarily driven by the devaluation of the Mexican peso (“MXN”) and the Argentine peso (“ARS”) on the Company’s monetary assets denominated in those currencies. The Canadian dollar (“CAD”) FX rate remained relatively flat in Q2 2016, as such there was no significant FX effect on CAD treasury balances in Q2 2016. The Q2 2015 FX gains were driven by the effect of a CAD appreciation on CAD treasury balances, and from FX gains from ARS devaluation on ARS denominated debt held in Q2 2015 and not Q2 2016. These Q2 2015 gains offset losses experienced with MXN devaluation on MXN denominated monetary assets.

Gain on sale of mineral properties, plant and equipment for Q2 2016 was $17.9 million compared $0.1 million Q2 2015. The significant quarter-over-quarter increase is primarily attributable to the gain recognized in Q2 2016 on the sale of 75% of the shares in Compania Minera Shalipayco S.A.C. ("Shalipayco") for $15.0 million in cash and a one percent (1%) net smelter returns royalty with a fair value of $3.3 million. Shalipayco is the owner of the Shalipayco zinc development project located in the departments of Pasco and Junin, Peru.

Investment income for Q2 2016 and Q2 2015 totalled $0.2 million and $0.3 million, respectively, and consisted mainly of interest income and net gains from the sales of securities within the Company’s short-term investment portfolio.

Interest and finance expense for Q2 2016 was $2.5 million, comparable to $2.3 million recorded in Q2 2015. The expenses were comprised of accretion of the Company’s closure liabilities, and interest and fees associated with the revolving credit facility, short-term loans, and leases.

Pan American Silver Corp.	22

Income tax expense for Q2 2016 was $13.5 million, a $14.6 million increase from the $1.1 million income tax recovery in Q2 2015.  The tax expense (recovery) in each quarter was comprised of current and deferred income taxes. The increase in income tax expense was primarily a consequence of the effects of various temporary and permanent differences, as shown in the table below. These items resulted in effective tax rates that vary considerably from the comparable period, and from the amount that would result from applying the Canadian federal and provincial statutory income tax rates to earnings before income taxes. The main factors that affected the effective tax rates for Q2 2016 and Q2 2015 were foreign tax rate differences, FX rate changes, non-recognition of certain deferred tax assets, mining taxes paid, and withholding taxes on payments from foreign subsidiaries. The Company expects that these and other factors will continue to cause volatility in effective tax rates in the future.

	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2016	2015	2016	2015
Income (loss) before taxes	$47,750	$(8,392)	$53,725	$(21,476)
Statutory tax rate	26.00%	26.00%	26.00%	26.00%
Income tax expense (recovery) based on above rates	$12,415	$(2,182)	$13,969	$(5,584)
Increase (decrease) due to:
Non-deductible expenses	895	804	2,390	1,699
Foreign tax rate differences	1,574	(2,265)	1,050	(3,509)
Change in net deferred tax assets not recognized
- Argentina exploration expenses	466	913	671	2,062
- Other deferred tax assets not recognized	(3,145)	(1,384)	99	422
-Non-taxable portion of net earnings of affiliates	(1,229)	(1,212)	(2,458)	(2,437)
Effect of other taxes paid (mining and withholding)	2,037	(209)	3,194	3,067
Effect of foreign exchange on tax expense	(360)	2,852	(2,574)	8,146
Effect of change in deferred tax resulting from prior asset purchase accounting under IAS12	(14)	584	317	884
Other	885	1,006	966	858
Income tax expense	$13,524	$(1,093)	$17,624	$5,608
Effective tax rate	28.32%	13.02%	32.80%	(26.11)%

•	Statement of Cash Flows Q2 2016 versus Q2 2015

Cash flow from operations in Q2 2016 was $66.0 million, $45.4 million more than the $20.6 million generated in Q2 2015. The increase was due to a $35.6 million increase in operating cash flow before working capital changes and a $9.9 million increase in cash flow from changes in non-cash working capital. The increase in operating cash flow before working capital changes was driven primarily by increased cash revenues, decreases in cash production costs, and lower cash income taxes paid.

The major difference in quarter-over-quarter working capital movements arose on the timing of trade and other accounts receivables (“Receivables”). Receivables changes in Q2 2016 resulted in a $5.1 million source of cash, $10.0 million more than the $4.9 million use of cash in Q2 2015.

Investing activities used $33.4 million in Q2 2016, inclusive of $15.0 million generated on the sale of Shalipayco and $4.7 million generated on net sales of short-term investments. The balance of Q2 2016 investing activities consisted primarily of spending $52.8 million on mineral property plant and equipment capital at the Company’s mines and projects. In Q2 2015, investing activities generated $63.9 million inclusive of $92.7 million generated on the net sale of short-term investments and $29.6 million spent on mineral property plant and equipment.

Pan American Silver Corp.	23

Financing activities in Q2 2016 used $3.8 million compared to $11.7 million in Q2 2015. Cash used in financing activities in Q2 2016 consisted of $1.9 million paid as dividends to shareholders, $1.5 million in short-term debt payments and $0.8 million of lease repayments. In Q2 2015, $7.6 million was paid as dividends, and $5.1 million of lease payments were made, partially offset by $1.2 million in short-term debt proceeds received (net of repayments).

•	Adjusted Earnings Q2 2016 versus Q2 2015

Adjusted earnings and basic adjusted earnings per share are non-GAAP measures that the Company considers to better reflect normalized earnings as they eliminate items that may be volatile from period to period, relating to positions that will settle in future periods, and items that are non-recurring. Neither adjusted earnings nor basic adjusted earnings per share have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies.

Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings” and “basic adjusted earnings per share”, and a reconciliation of these second quarter measures to the Q2 2016 Financial Statements.

Adjusted earnings in Q2 2016 was $19.9 million, representing a basic adjusted earnings per share of $0.13, which was $31.1 million, or $0.20 per share, higher than Q2 2015 adjusted net losses and basic losses per share of $(11.2) million, and $(0.07), respectively. The following graph illustrates the key factors leading to the change from adjusted net losses for Q2 ended 2015 to the adjusted net income in Q2 2016:

•	Income Statement: H1 2016 versus H1 2015

Net earnings in H1 2016 were $36.1 million, or a basic earnings per share of $0.23, representing an increase of $63.2 million or $0.41 per share from the $27.1 million loss and $(0.18) basic loss per share recorded in Q2 2015. The majority of the quarter-over-quarter earnings increase was due to a $59.8 million increase in mine operating earnings, which was primarily attributable to decreased cost of sales.

Pan American Silver Corp.	24

The following table highlights the key items that resulted in the net income in H1 2016 compared to the net loss recorded in H1 2015:

H1 2015 net loss (in thousands of USD)		$(27,084)
Decreased revenue:
Lower realized metal prices	$(20,710)
Higher quantities of metal sold	5,370
Decreased TCRCs	2,573
Settlement adjustments	10,986
Total change in revenue		$(1,781)
Decreased cost of sales:
Lower production costs and royalty charges	$43,451
Lower depreciation and amortization	18,080
Total change in cost of sales		$61,531
Increased gains on asset sales, commodity contracts and derivatives		14,525
Decreased exploration and project development expense		2,298
Decreased foreign exchange loss		2,020
Decreased interest and finance expense		129
Increased income taxes		(12,016)
Decreased other and investment income, net		(1,167)
Increased general and administrative expense		(2,354)
H1 2016 net income		$36,101

Revenue for H1 2016 was $350.5 million, similar to the $352.3 million recognized in H1 2015. The major factors behind the comparable revenues in each period were a $20.7 million price variance from lower metal prices realized for all metals except gold; largely offset by an $11.0 million positive variance in settlement adjustments on concentrate shipments, a $5.4 million variance from higher quantities of metals sold, and a $2.6 million period-over-period increase in TCRCs.

Realized prices for all metals sold in H1 2016 were lower than prices realized in H1 2015, other than for gold, which increased 1%. Realized silver prices declined 3%, while copper, zinc and lead decreased 17%, 13% and 6%, respectively.

The quantities of all base metals sold in H1 2016 were higher than in H1 2015 with zinc, lead and copper increasing 51%, 34% and 29%, respectively. Silver and gold sales volumes decreased by 7% and 10%, respectively. The decrease is the result of shipment timing rather than production shortfalls, as shipment delays were experienced at Manantial Espejo at the end of June 2016.

Mine operating earnings of $61.4 million in H1 2016 were $59.8 million higher than the $1.7 million generated in H1 2015. The increase in mine operating earnings was primarily the result of a $61.5 million period-over-period decrease in cost of sales driven by reduced production costs and depreciation and amortization expense, which more than offset the previously discussed $1.8 million decrease in revenue.

The majority of the decrease in consolidated production costs was from the Manantial Espejo, Dolores, Alamo Dorado and Morococha operations. Costs continue to benefit from reductions in labour and consumable raw materials costs, aided by favorable exchange rate changes, and by decreased mining activities at Alamo Dorado and Manantial Espejo. Also improving period-over-period costs was a $2.0 million increase in positive NRV inventory adjustments. There was a consolidated $12.5 million positive NRV inventory adjustment that reduced production costs in H1 2016 compared to a consolidated $10.5 million positive NRV inventory adjustment in H1 2015.

Depreciation and amortization of $59.1 million in H1 2016 was $18.1 million, or 23% lower than the $77.2 million recorded in H1 2015. The reduced depreciation was attributable to the decrease in depreciable assets that resulted largely from asset impairment charges taken in 2015, and from the decrease in sales volumes at certain mines. The decline in depreciation was most significant at the Manantial Espejo, Alamo Dorado, and Morococha mines.

Pan American Silver Corp.	25

General and administrative (“G&A”) expense, including share-based compensation expense, was $12.9 million in H1 2016, $2.4 million more than the $10.5 million expensed in H1 2015. The period-over-period increase was driven by accrued bonuses recorded in Q2 2016, principally for restricted share unit compensation, which references the Company’s share price. Share-based compensation expense for H1 2016 and H1 2015 was $1.6 million.

Exploration and project development expenses of $4.0 million in H1 2016 were $2.3 million lower than the $6.2 million incurred in H1 2015. H2 2016 and H2 2015 exploration and project development expenditures related to activities near the Company’s existing mines, at select greenfield projects, and on the holding and maintenance costs associated with the Navidad project. Navidad costs were approximately $1.0 million in H1 2016 compared to approximately $4.6 million in H1 2015.

FX losses in H1 2016 were $3.3 million, $2.0 million less than the $5.4 million in H1 2015. The H1 2016 losses were lower than in H1 2015 primarily due to the CAD FX rate movements in each period, and its effect on CAD denominated treasury balances. The CAD appreciated to the USD by approximately 6% in H1 2016 compared to an approximate 8% devaluation in H1 2015. The FX gains on CAD treasury balances in H1 2016 partially offset losses primarily from MXN devaluation on MXN denominated assets, while the FX losses on CAD treasury balances in H1 2015 added to losses from MXN devaluation on MXN denominated assets.

Investment income for H1 2016 and H1 2015 totalled $0.5 million and $0.6 million, respectively and consisted mainly of interest income and net gains from the sales of securities within the Company’s short-term investment portfolio.

Interest and finance expense for H1 2016 was $4.3 million, comparable to $4.5 million recorded in H1 2015. The expenses were comprised of accretion of the Company’s closure liabilities, and interest and fees associated with the revolving credit facility, short-term loans, and leases.

Income tax expense for H1 2016 was $17.6 million, a $12.0 million increase from the $5.6 million income tax expense recorded in the same period of 2015.  The tax expense in both periods was comprised of current and deferred income taxes. The increase in income tax expense was primarily a consequence of the effects of various temporary and permanent differences as shown in the table above. The main factors that affected the effective tax rates for H1 2016 and H1 2015 were foreign tax rate differences, FX rate changes, mining taxes paid and withholding taxes on payments from foreign subsidiaries.

•	Statement of Cash Flows H1 2016 versus H1 2015

Cash flow from operations in H1 2016 generated $66.8 million, $34.4 million more than the $32.4 million generated in H1 2015. The operating cash flow increase was due to a $56.6 million increase in operating cash flow before working capital changes and a $22.2 million decrease in cash flow from changes in non-cash working capital. The increase in operating cash flow before working capital changes was driven primarily by decreases in cash production costs and lower cash income taxes paid.

The major difference in quarter-over-quarter working capital movements arose on the timing of trade and other receivables (“Receivables”) and changes in inventory and payables balances during the periods. Receivables changes in H1 2016 resulted in a $17.2 million use of cash, $14.7 million more than the $2.5 million use of cash in H1 2015. Inventory balance changes resulted in a $5.9 million source of cash in H1 2016, $8.0 million less than the $13.9 million source of cash in H1 2015.

Pan American Silver Corp.	26

Investing activities used $43.7 million in H1 2016, inclusive of $40.7 million generated on net sales of short-term investments and $15.0 million generated on the sale of Shalipayco. The balance of H1 2016 investing activities consisted primarily of spending $97.7 million on mineral property plant and equipment. In H1 2015, investing activities generated $30.5 million inclusive of $91.5 million generated on the net sale of short-term investments and $62.0 million spent on mineral property, plant, and equipment.

Financing activities in H1 2016 used $7.4 million compared to $26.7 million in H1 2015. Cash used in financing activities in H1 2016 consisted of $3.8 million paid as dividends to shareholders, $2.7 million in short-term debt payments and $1.5 million of lease repayments. In H1 2015, $26.5 million was paid as dividends, $6.5 million in short-term debt proceeds were received (net of repayments), and $6.4 million of lease payments were made.

Adjusted Earnings H1 2016 versus H1 2015

Please refer to the section of this MD&A entitled “Alternative Performance (Non-GAAP) Measures” for a detailed description of “adjusted earnings” and “basic adjusted earnings per share”, and a reconciliation of these periodic measures to the Q2 2016 Financial Statements.

Adjusted earnings in H1 2016 was $23.4 million, representing basic adjusted earnings per share of $0.15, which was $54.5 million, or $0.36 per share, higher than H1 2015 adjusted net losses and basic losses per share of $(31.1) million, and $(0.21), respectively. The following graph illustrates the key factors leading to the change from adjusted net losses for 2015 to the adjusted net income in H1 2016:

Pan American Silver Corp.	27

Liquidity Position

The Company’s cash and cash equivalents balance at June 30, 2016, was $149.9 million, which was an increase of $29.5 million from the $120.4 million balance at March 31, 2016. The balance of the Company’s short-term investments at June 30, 2016, was $54.3 million, which was a decrease of $2.9 million from the $57.2 million balance at March 31, 2016. The combined liquidity increase in Q2 2016 of $26.6 million resulted primarily from $66.0 million generated in operating cash flow, $15.0 million generated on the sale of mineral properties offset by $52.8 million in capital expenditures used on mineral properties, plant and equipment and $3.8 million used in financing activities, which included $1.9 million of dividend payments.

Pan American’s investment objectives for its cash balances are to preserve capital, to provide liquidity and to maximize returns. The Company’s strategy to achieve these objectives is to invest excess cash balances in a portfolio of primarily fixed income instruments with specified credit rating targets established by the Board of Directors, and by diversifying the currencies in which it maintains its cash balances. The Company does not own any asset-backed commercial paper or other similar, known, at-risk investments in its investment portfolio.

Working capital at June 30, 2016, was $399.3 million, which was an increase of $15.6 million from March 31, 2016, working capital of $383.7 million. As previously described, the increase in working capital was due to the $26.6 million increase in cash and short-term investments, along with a net $11.0 million decrease in other working capital accounts. The other working capital account movements arose primarily from a $15.9 million decrease in current income taxes receivable, net of current tax payables, a $7.8 million increase in accounts payable and accrued liabilities, offset by a $12.4 million increase in inventories.

On April 15, 2015 the Company entered into a new $300.0 million secured revolving credit facility with a 4-year term (the “Credit Facility”) and upfront costs of $3.0 million. On May 31, 2016, the Company amended its Credit Facility by extending the term by one year, with additional upfront costs of $0.4 million. As part of the amendment, the financial covenants were amended to require the Company to maintain a tangible net worth (exclusive of any prospective write-downs of certain assets) of greater than $1,036.4 million plus 50% of the positive net earnings for each subsequent fiscal quarter. In addition, the financial covenants continue to include the requirement for the Company to maintain: (i) a leverage ratio less than or equal to 3.5:1; and (ii) an interest coverage ratio more than or equal to 3.0:1. As of June 30, 2016 the Company was in compliance with all covenants required by the Credit Facility.

The terms of the Credit Facility provide the Company with the flexibility of various borrowing and letter of credit options. With respect to loans drawn based on the average annual rate of interest at which major banks in the London interbank market are offering deposits in US dollars ("LIBOR"), the interest margin on such loan is between 2.125% and 3.125% over LIBOR, depending on the Company's leverage ratio at the time of a specified reporting period. On December 29, 2015, the Company made a $36.2 million drawdown on the Credit Facility by way of LIBOR loan at an annual rate of 2.55%. As of June 30, 2016, and at the date of this MD&A, $36.2 million remained drawn on the Credit Facility through LIBOR loans with an average annual rate of 2.55%.

The Company’s financial position at June 30, 2016, and the operating cash flows that are expected over the next twelve months lead management to believe that the Company’s liquid assets are sufficient to satisfy our 2016 working capital requirements, fund currently planned capital expenditures for existing operations, and to discharge liabilities as they come due. The Company remains well positioned to take advantage of further strategic opportunities as they become available. Liquidity risks are discussed further in the “Risks and Uncertainties” section of this MD&A.

Pan American Silver Corp.	28

The impact of inflation on the Company’s financial position, operational performance, or cash flows over the next twelve months cannot be determined with any degree of certainty.

Capital Resources

Total attributable shareholders’ equity at June 30, 2016, was $1,333.4 million, an increase of $36.2 million from December 31, 2015. As of June 30, 2016, the Company had approximately 152.1 million common shares outstanding for a share capital balance of $2,300.4 million (December 31, 2015, 151.9 million and $2,298.4 million). The basic weighted average number of common shares outstanding was 152.0 million and 151.6 million for the quarters ended June 30, 2016, and 2015, respectively.

As at June 30, 2016, the Company had approximately 1.4 million stock options outstanding, with exercise prices in the range of CAD $9.76 to CAD $40.22 and a weighted average life of 54 months. Approximately 0.9 million of the stock options were vested and exercisable at June 30, 2016, with an average weighted exercise price of CAD $19.96 per share.

The following table sets out the common shares and options outstanding as at the date of this MD&A:

Outstanding as at August 11, 2016
Common shares	152,189,889
Options	1,338,392
Total	153,528,281

Financial Instruments

A part of the Company’s operating and capital expenditures is denominated in local currencies other than USD. These expenditures are exposed to fluctuations in USD exchange rates relative to the local currencies. From time to time, the Company mitigates part of this currency exposure by accumulating local currencies, entering into contracts designed to fix or limit the Company’s exposure to changes in the value of local currencies relative to the USD, or assuming liability positions to offset financial assets subject to currency risk. The Company held cash and short-term investments of $6.7 million in CAD, $8.5 million in MXN, $1.4 million in Peruvian soles (“PEN”), $1.8 million in Argentine pesos, and $3.6 million in Bolivian bolivianos at June 30, 2016.

At June 30, 2016, the Company had outstanding collars made up of put and call contracts on its foreign currency exposure of MXN purchases with a nominal value of $31.4 million and settlement dates between July 2016 and June 2017. The positions have a weighted average floor of $17.33 and an average cap of $19.70. The Company recorded losses of $0.4 million and $nil on the MXN forward contracts in the three months ended June 30, 2016 and 2015, respectively; and recorded losses of $0.2 million and $nil during the six months ended June 30, 2016 and 2015, respectively. Risks relating to FX rates are discussed in the “Risks and Uncertainties” section of this MD&A.

From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its future production under forward sales or option contracts. Risks relating to metal prices and hedging activities undertaken in relation to metal prices are discussed in the “Risks and Uncertainties” section of this MD&A.

Pan American Silver Corp.	29

During 2016, in order to limit its exposure to lower zinc prices on a portion of its zinc production, the Company used put and call contracts to collar the prices on 13,965 tonnes of zinc, of which contracts for 11,435 tonnes remained outstanding at June 30, 2016. The outstanding contracts have a weighted average floor and cap of $1,804 and $2,084, respectively.  The outstanding contracts have settlement dates between July 2016 and April 2017.  The Company recorded losses of $1.3 million and $nil on zinc positions during the three months ended June 30, 2016 and 2015, respectively; and recorded losses of $1.4 million and $nil on zinc positions during the six months ended June 30, 2016 and 2015, respectively.

Further, in 2016, in order to limit its exposure to lower lead prices a portion of its lead production, the Company used put and call contracts to collar the prices on 3,720 tonnes of lead, of which contracts for 2,480 tonnes remained outstanding at June 30, 2016. The outstanding contracts have a fixed minimum price of $1,650 and a maximum price of $1,965 per tonne.  The outstanding contracts have settlement dates between July, 2016 and February, 2017.  The Company recorded losses of $0.2 million and $nil on lead positions during the three months ended June 30, 2016 and 2015, respectively; and recorded gains of $nil and $nil on lead positions during the six months ended June 30, 2016 and 2015, respectively.

During Q1 2015, the Company entered into diesel swap contracts designed to fix or limit the Company’s exposure to higher fuel prices (the “Diesel Swaps”). The Diesel Swaps had an initial notional value of $13.0 million. During the fourth quarter of 2015 (“Q4 2015”), the Company entered into additional Diesel Swaps with an initial notional value of $12.5 million.  A total of $4.5 million of the notional amounts of the Diesel Swaps remained outstanding as of June 30, 2016. The Company recorded gains of $1.5 million and $0.9 million on the Diesel Swaps during the three months ended June 30, 2016, and 2015; and recorded gains of $1.2 million and $1.5 million during the six months ended June 30, 2016 and 2015.

Other than the contracts described above, there were no other gains or losses on any commodity or foreign currency contracts in either the three or six months ended June 30, 2016, and 2015.

The Company maintains short-term bank loans in Argentina, which at June 30, 2016, had a balance outstanding of $16.9 million (December 31, 2015: $19.6 million). These loans were denominated in USD and ARS as at June 30, 2016 and December 31, 2015, and were drawn for the purposes of short-term cash management and to partially offset the FX exposure of holding local currency denominated financial assets.

The carrying value of the conversion feature on convertible notes assumed by the Company in the Minefinders transaction, which was settled in December 2015, was at fair value; while cash, accounts receivable, accounts payable and accrued liabilities approximate their fair value due to the relatively short periods to maturity of these financial instruments.

The Company had the right to pay all or part of the liability associated with the Company’s previously outstanding convertible notes in cash on the conversion date. Accordingly, the Company classified the convertible notes as a financial liability with an embedded derivative. The financial liability and embedded derivative were recognized initially at their respective fair values. The embedded derivative was recognized at fair value with changes in fair value reflected in profit or loss and the debt liability component is recognized as amortized cost using the effective interest method. Interest gains and losses related to the debt liability component or embedded derivatives were recognized in profit or loss.

During the second quarter of 2016 and 2015, the Company recorded a gain (loss) on the revaluation of the conversion feature of the convertible notes of $nil and $0.05 million, respectively.

Pan American Silver Corp.	30

Fair value estimates are made at a specific point in time, based on relevant market information and information about the financial instrument. These estimates are subjective in nature and involve uncertainties and matters of significant judgment and, therefore, cannot be determined with precision. Changes in assumptions could significantly affect the estimates. The classification of financial instruments and the significant assumptions made in determining the fair value of financial instruments are described in note 4 of the Q2 2016 Financial Statements.

Closure and Decommissioning Cost Provision

The estimated future closure and decommissioning costs are based principally on the requirements of relevant authorities and the Company’s environmental policies. The provision is measured using management’s assumptions and estimates for future cash outflows. The Company accrues these costs initially at their fair value, which are determined by discounting costs using rates specific to the underlying obligation. Upon recognition of a liability for the closure and decommissioning costs, the Company capitalizes these costs to the related mine and amortizes such amounts over the life of each mine on a unit-of-production basis except in the case of exploration projects for which the offset to the liability is expensed. The accretion of the discount due to the passage of time is recognized as an increase in the liability and a finance expense.

The total inflated and undiscounted amount of estimated cash flows required to settle the Company’s estimated future closure and decommissioning costs as at June 30, 2016, is $109.4 million (December 31, 2015 - $107.2 million) which has been inflated using inflation rates of between 1% and 17%. The inflated and discounted (using discount rates between 1% and 17%) provision on the statement of financial position as at June 30, 2016, was $57.6 million (December 31, 2015, is $50.5 million). Spending with respect to decommissioning obligations at the Alamo Dorado and Manantial Espejo mines is expected throughout 2016, while the remainder of the obligations are expected to be paid through 2035 or later if mine lives are extended. Revisions made to the reclamation obligations in Q2 2016 were primarily a result of increased site disturbance related to the La Colorada expansion project and from the ordinary course of operations at the mines. These obligations will be funded from operating cash flows, reclamation deposits, and cash on hand.

The accretion of the discount charged to Q2 2016 and H1 2016 earnings as finance expense were $1.1 million and $1.8 million, respectively (Q2 2015 and H1 2015 - $0.8 million and $1.6 million, respectively). Reclamation expenditures incurred during Q2 2016 and H1 2016 were $1.4 million and $2.0 million, respectively (Q2 2015 and H1 2015 - $0.6 million and $1.7 million, respectively)

Contractual Commitments and Contingencies

The Company does not have any off-balance sheet arrangements or commitments that have a current or future effect on its financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources, that are material. The Company had the following contractual obligations at June 30, 2016:

Pan American Silver Corp.	31

Payments due by period
	Total	Within 1 year(1)	2 - 3 years	4- 5 years	After 5 years
Current liabilities	$109,232	$109,232	$-	$-	$-
Credit facility	38,920	960	1,760	36,200	-
Loan obligation	16,975	16,975	-	-	-
Finance lease obligations(2)	5,980	2,633	3,347	-	-
Severance accrual	3,917	504	704	389	2,320
Employee compensation(3)	7,916	4,230	3,686	-	-
Loss on foreign currency and commodity contracts	1,744	1,744	-	-	-
Provisions	4,375	2,958	451	648	318
Income taxes payable	18,075	18,075	-	-	-
Total contractual obligations(4)	$207,134	$157,311	$9,948	$37,237	$2,638

(1)	Includes all current liabilities as per the statement of financial position plus items presented separately in this table that are expected to be paid but not accrued in the books of the Company. A reconciliation of the current liabilities balance per the statement of financial position to the total contractual obligations within one year per the commitment schedule is shown in the table below.

June 30, 2016	Future interest component		Within 1 year
Current portion of:
Accounts payable and other liabilities	$109,232	$-	$109,232
Credit facility	-	960	960
Loan obligation	16,875	100	16,975
Current portion of finance lease	2,493	140	2,633
Current severance liability	504	-	504
Employee Compensation & Restricted Share Units	3,383	847	4,230
Unrealized loss on foreign currency and commodity contracts	1,744	-	1,744
Provisions(4)	2,958	-	2,958
Income tax payable	18,075	-	18,075
Total contractual obligations within one year(4)	$155,264	$2,047	$157,311

(2)	Includes lease obligations in the amount of $6.0 million (December 31, 2015 - $4.1 million) with a net present value of $5.7 million (December 31, 2015 - $4.0 million) discussed further in Note 16 of the Q2 2016 Financial Statements.
(3)	Includes RSU and PSU obligation in the amount of $6.2 million (December 31, 2015 – $2.5 million) and $1.7 million (December 31, 2015 - $0.7 million) that will be settled in cash. The RSUs vest in two instalments, 50% in December 2016 and 50% in December 2017. The PSU obligation vests over three years.
(4)	Amounts above do not include payments related to the Company’s anticipated closure and decommissioning obligation (current of $6.5 million, long-term $51.1 million), the deferred credit arising from the Aquiline acquisition ($20.8 million) discussed in Note 15 of the Q2 2016 Financial Statements, and deferred tax liabilities of $140.4 million (December 31, 2015 - $142.1 million).

Related Party Transactions

A company owned by a director of the Company was paid approximately $0.1 million and $0.1 million for consulting services in Q2 2016 and H1 2016, respectively (2015 - $nil and $nil, respectively).  These transactions are in the normal course of operations and are measured at the exchange amount, which is the amount of consideration established and agreed to by the parties.

SUBSEQUENT EVENTS

On July 11, 2016, Maverix Metals Inc. (formerly, MacMillan Minerals Inc.) and the Company closed the previously announced plan of arrangement (the "Arrangement") pursuant to which Maverix Metals Inc. acquired 13 royalties, precious metals streams and payment agreements (the "portfolio") from the Company.

As part of the Arrangement, MacMillan changed its name from MacMillan Minerals Inc. to Maverix Metals Inc. (“Maverix”), and its common shares commenced trading on the TSX Venture Exchange ("TSXV") on July 12, 2016, under the stock symbol "MMX".

Pan American Silver Corp.	32

Pan American received 42,850,000 common shares and 20,000,000 common share purchase warrants (the "Warrants") in exchange for the portfolio. The PAS Warrants are exercisable for five years, with one-half exercisable at CAD$0.70 (US$0.546) per share and the other half exercisable at CAD$1.00 (US$0.78) per share. Following the close of the Arrangement, Maverix had a total of 79,837,856 issued and outstanding common shares, of which the Company holds approximately 54 percent on a non-diluted basis.

In management’s opinion, this transaction represents an attractive opportunity to unlock value for a group of its assets that have gone largely unrecognized by the market. As the majority shareholder, Pan American will maintain meaningful upside exposure and leverage to these assets, and to Maverix’s ability to grow the portfolio, led by a trusted and experienced management team.  Please refer to the news release of July 11, 2016, for further details.

Alternative Performance (non-GAAP) Measures

•	AISCSOS

AISCSOS is a non-GAAP financial measure. AISCSOS does not have any standardized meaning prescribed by GAAP and is therefore unlikely to be comparable to similar measures presented by other companies. We believe that AISCSOS reflects a comprehensive measure of the full cost of operating our consolidated business given it includes the cost of replacing silver ounces through exploration, the cost of ongoing capital investments (sustaining capital), general and administrative expenses, as well as other items that affect the Company’s consolidated earnings and cash flow. To facilitate a better understanding of this measure as calculated by the Company, the following table provides the detailed reconciliation of this measure to the applicable cost items, as reported in the consolidated income statements for the respective periods:

		Three months ended June 30,		Six months ended June 30,
(In thousands of USD, except as noted)		2016	2015	2016	2015
Direct operating costs		$118,164	$130,327	$227,397	$271,362
Net realizable value (“NRV”) inventory adjustments		(9,108)	1,520	(12,532)	(10,541)
Production costs		$109,056	$131,847	$214,864	$260,821
Royalties		8,717	6,606	15,115	12,609
Smelting, refining and transportation charges(1)		18,794	23,733	40,948	43,521
Less by-product credits(1)		(106,760)	(93,525)	(196,807)	(191,425)
Cash cost of sales net of by-products(2)		$29,806	$68,661	$74,121	$125,526

Sustaining capital(3)		$25,423	$17,746	$48,363	$34,273
Exploration and project development		2,668	2,494	3,950	6,248
Reclamation cost accretion		1,073	810	1,792	1,620
General & administrative expense		7,119	4,798	12,852	10,498
All-in sustaining costs(2)	A	$66,088	$94,509	$141,079	$178,165
Payable ounces sold (in thousands)	B	5,843	6,538	11,559	12,413
All-in sustaining cost per silver ounce sold, net of by-products	A/B	$11.31	$14.46	$12.21	$14.35
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV) adjustments)		$12.87	$14.22	$13.29	$15.20
(1)	Included in the revenue line of the unaudited condensed interim consolidated income statements and are reflective of realized metal prices for the applicable periods.
(2)	Totals may not add due to rounding.
(3)	Please refer to the table below.

Pan American Silver Corp.	33

As part of the AISCSOS measure, sustaining capital is included while expansionary or acquisition capital (referred to by the Company as investment capital) is not. Inclusion of sustaining capital only is a better measure of capital costs associated with current ounces sold as opposed to investment capital, which is expected to increase future production. For the periods under review, the below noted items associated with the La Colorada expansion project, and Dolores’ leach pad and other expansionary expenditures are considered investment capital projects.

Reconciliation of payments for mineral property, plant and equipment and sustaining capital	Three months ended June 30,		Six months ended June 30,
(in thousands of USD)	2016	2015	2016	2015
Payments for mineral property, plant and equipment(1)	$52,767	$29,558	$97,667	$62,004
Add/(Subtract)
Advances received for leases	1,570	-	3,234	920
Non-Sustaining capital (Dolores and La Colorada projects, and other)	(28,913)	(11,812)	(52,537)	(28,651)
Sustaining Capital(2)	$25,423	$17,746	$48,363	$34,273

(1)	As presented on the unaudited condensed interim consolidated statements of cash flows.
(2)	Totals may not add due to rounding

Three months ended June 30, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	13,910	31,653	11,989	17,116	14,798	6,384	22,317		118,164
NRV inventory adjustments	-	(4,202)	(1,012)	-	-	-	(3,895)		(9,108)
Production costs	13,910	27,451	10,977	17,116	14,798	6,384	18,422		109,056
Royalties	67	1,669	71	-	-	5,848	1,061		8,717
Smelting, refining and transportation charges	3,656	23	(15)	7,938	6,536	3,507	(2,852)		18,794
Less by-product credits	(8,106)	(30,224)	(3,769)	(19,258)	(20,486)	(5,089)	(19,827)		(106,760)
Cash cost of sales net of by-products (1)	9,527	(1,081)	7,264	5,796	848	10,650	(3,196)		29,806

Sustaining capital	3,471	15,543	-	2,250	2,368	1,295	495		25,423
Exploration and project development	7	487	103	47	351	-	-	1,673	2,668
Reclamation cost accretion	72	179	104	126	68	54	433	37	1,073
General & administrative expense	-	-	-	-	-	-	-	7,119	7,119
All-in sustaining costs(1)	13,077	15,128	7,471	8,219	3,635	11,999	(2,268)	8,828	66,088
Payable ounces sold	1,479,408	1,058,000	585,000	818,126	550,233	706,912	645,450		5,843,129

All-in sustaining cost per silver ounce sold, net of by-products	$8.84	$14.30	$12.77	$10.05	$6.61	$16.97	$(3.51)		$11.31
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$8.84	$18.27	$14.50	$10.05	$6.61	$16.97	$2.52		$12.87

(1) Totals may not add due to rounding.

Pan American Silver Corp.	34

Six months ended June 30, 2016
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	23,560	61,011	24,390	33,547	29,102	12,350	43,438		227,397
NRV inventory adjustments	-	(8,424)	(1,157)	-	-	-	(2,951)		(12,532)
Production costs	23,560	52,587	23,233	33,547	29,102	12,350	40,486		214,864
Royalties	151	2,746	150	-	-	10,274	1,794		15,115
Smelting, refining and transportation charges	6,590	54	203	17,080	13,969	6,273	(3,221)		40,948
Less by-product credits	(14,085)	(52,709)	(9,458)	(37,150)	(39,031)	(7,514)	(36,859)		(196,807)
Cash cost of sales net of by-products (1)	16,216	2,677	14,128	13,476	4,040	21,383	2,200		74,714

Sustaining capital	7,126	29,964	-	4,387	3,689	1,756	1,441		48,363
Exploration and project development	129	521	103	93	506	-	-	2,598	3,950
Reclamation cost accretion	143	357	(182)	252	173	109	865	74	1,792
General & administrative expense	-	-	-	-	-	-	-	12,852	12,852
All-in sustaining costs(1)	23,615	33,520	14,049	18,209	8,408	23,247	4,506	15,524	141,079
Payable ounces sold	2,629,288	2,008,000	1,270,596	1,653,489	1,224,617	1,455,800	1,317,112		11,558,901

All-in sustaining cost per silver ounce sold, net of by-products	$8.98	$16.69	$11.06	$11.01	$6.87	$15.97	$3.42		$12.21
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	$8.98	$20.89	$11.97	$11.01	$6.87	$15.97	$5.66		$13.29

(1) Totals may not add due to rounding.

Three months ended June 30, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	13,685	32,157	14,534	16,609	16,488	9,156	27,700		130,327
NRV inventory adjustments	-	(11)	188	-	-	-	1,343		1,520
Production costs	13,685	32,146	14,722	16,609	16,488	9,156	29,043		131,847
Royalties	115	1,360	73	-	-	4,054	1,005		6,606
Smelting, refining and transportation charges	2,992	36	218	6,818	8,404	3,005	2,260		23,733
Less by-product credits	(6,345)	(24,605)	(3,129)	(15,730)	(19,231)	(2,477)	(22,008)		(93,525)
Cash cost of sales net of by-products (1)	10,447	8,937	11,883	7,698	5,661	13,739	10,299		68,661

Sustaining capital	2,125	6,122	-	2,562	1,430	1,019	4,488		17,746
Exploration and project development	1	148	(1)	371	123	-	-	1,853	2,494
Reclamation cost accretion	59	90	58	150	96	56	274	26	810
General & administrative expense	-	-	-	-	-	-	-	4,798	4,798
All-in sustaining costs(1)	12,631	15,297	11,940	10,781	7,310	14,814	15,061	6,676	94,509
Payable ounces sold	1,305,447	1,110,000	718,277	763,997	481,576	1,246,629	911,665		6,537,592

All-in sustaining cost per silver ounce sold, net of by-products	9.68	13.78	16.62	14.11	15.18	11.88	16.52		14.46
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	9.68	13.79	16.36	14.11	15.18	11.88	15.05		14.22

(1) Totals may not add due to rounding.

Pan American Silver Corp.	35

Six months ended June 30, 2015
(In thousands of USD, except as noted)	La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	PASCORP	Consolidated
Direct operating costs	26,561	70,102	32,160	33,663	35,022	14,833	59,022		271,362
NRV inventory adjustments		(13,620)	(290)	-	-	-	3,370		(10,541)
Production costs	26,561	56,482	31,870	33,663	35,022	14,833	62,392		260,821
Royalties	221	2,810	168	-	-	7,612	1,799		12,609
Smelting, refining and transportation charges	5,941	67	318	13,285	15,154	4,556	4,201		43,521
Less by-product credits	(12,008)	(50,697)	(9,051)	(29,346)	(35,277)	(6,183)	(48,862)		(191,425)
Cash cost of sales net of by-products (1)	20,714	8,663	23,304	17,602	14,898	20,818	19,530		125,526

Sustaining capital	4,186	11,032	-	4,880	3,323	1,483	9,367		34,273
Exploration and project development	2	335	1	444	291	-	-	5,174	6,248
Reclamation cost accretion	119	181	116	300	192	113	548	51	1,620
General & administrative expense	-	-	-	-	-	-	-	10,498	10,498
All-in sustaining costs(1)	25,021	20,211	23,421	23,226	18,705	22,414	29,445	15,723	178,165
Payable ounces sold	2,615,595	2,260,000	1,508,277	1,497,726	979,441	1,834,493	1,717,093		12,412,623

All-in sustaining cost per silver ounce sold, net of by-products	9.57	8.94	15.53	15.51	19.10	12.22	17.15		14.35
All-in sustaining cost per silver ounce sold, net of by-products (excludes NRV adjustments)	9.57	14.97	15.72	15.51	19.10	12.22	15.19		15.20

(1) Totals may not add due to rounding.

•	Cash Costs per Ounce of Silver, net of by-product credits

Pan American produces by-product metals incidentally to our silver mining activities. We have adopted the practice of calculating the net cost of producing an ounce of silver, our primary payable metal, after deducting revenues gained from incidental by-product production, as a performance measure. This performance measurement has been commonly used in the mining industry for many years and was developed as a relatively simple way of comparing the net production costs of the primary metal for a specific period against the prevailing market price of that metal.

Cash costs per ounce metrics, net of by-product credits, are utilized extensively in our internal decision making processes. We believe they are useful to investors as these metrics facilitate comparison, on a mine by mine basis, notwithstanding the unique mix of incidental by-product production at each mine, of our operations’ relative performance on a period by period basis, and against the operations of our peers in the silver industry on a consistent basis. Cash costs per ounce is conceptually understood and widely reported in the silver mining industry. However, cash cost per ounce of silver is a non-GAAP measure and does not have a standardized meaning prescribed by GAAP and the Company’s method of calculating cash costs may differ from the methods used by other entities.

To facilitate a better understanding of these measures as calculated by the Company, the following table provides the detailed reconciliation of these measures to the production costs, as reported in the consolidated income statements for the respective periods:

Pan American Silver Corp.	36

Total Cash Costs per ounce of Payable Silver, net of by-product credits		Three months ended June 30,		Six months ended June 30,
(in thousands of U.S. dollars except as noted)		2016	2015	2016	2015
Production costs		$109,056	$131,847	$214,864	$260,821
Add/(Subtract)
Royalties		8,717	6,606	15,115	12,609
Smelting, refining, and transportation charges		23,008	24,858	47,363	46,853
Worker’s participation and voluntary payments		(1,162)	(202)	(1,365)	(227)
Change in inventories		(4,283)	(1,245)	(2,677)	(17,649)
Other		(3,002)	(2,216)	(4,274)	(3,969)
Non-controlling interests(1)		(745)	(973)	(1,628)	(2,192)
Metal inventories recovery (write-down)		9,108	(1,520)	12,532	10,541
Cash Operating Costs before by-product credits(2)		140,700	157,159	279,930	306,789
Less gold credit		(60,071)	(51,885)	(107,885)	(96,817)
Less zinc credit		(20,973)	(17,444)	(39,483)	(33,948)
Less lead credit		(8,035)	(6,397)	(15,952)	(12,393)
Less copper credit		(18,592)	(22,473)	(35,308)	(37,946)
Cash Operating Costs before of by-product credits(2)	A	33,028	58,960	81,301	125,685

Payable Silver Production (koz.)	B	5,929	6,244	11,940	11,940
Cash Costs per ounce net of by-product credits	(A*$1000) /B	$5.57	$9.44	$6.81	$10.53

(1)	Figures presented in the reconciliation table above are on a 100% basis as presented in the unaudited condensed interim consolidated financial statements with an adjustment line item to account for the portion of the Morococha and San Vicente mines owned by non-controlling interests, an expense item not included in operating cash costs. The associated tables below are for the Company’s share of ownership only.
(2)	Figures in this table and in the associated tables below may not add due to rounding.

Three months ended June 30, 2016 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$17,003	$31,298	$10,100	$23,627	$18,729	$15,961	$22,318	$139,035
Less gold credit	b1	(683)	(31,910)	(2,928)	(0)	(240)	(87)	(24,198)	(60,047)
Less zinc credit	b2	(4,017)	-	-	(8,231)	(6,280)	(1,823)	-	(20,351)
Less lead credit	b3	(2,246)	-	-	(4,327)	(1,176)	(178)	-	(7,927)
Less copper credit	b4	-	-	(32)	(6,516)	(10,394)	(741)	-	(17,683)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(6,946)	$(31,910)	$(2,959)	$(19,074)	$(18,091)	$2,828	$(24,198)	$(106,008)
Cash Costs net of by-product credits	C=(A+B)	$10,057	$(612)	$7,140	$4,553	$638	$13,132	$(1,881)	$33,028

Payable ounces of silver (thousand)	D	1,313	964	527	798	473	1,070	783	5,929

Cash cost per ounce net of by-products	C/D	$7.66	$(0.64)	$13.54	$5.70	$1.35	$12.27	$(2.40)	$5.57

(1)	Totals may not add due to rounding.

Pan American Silver Corp.	37

Six months ended June 30, 2016 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$32,213	$63,263	$20,580	$47,300	$37,669	$30,523	$45,247	$276,795
Less gold credit	b1	(1,316)	(57,346)	(6,763)	(1)	(600)	(162)	(41,638)	(107,827)
Less zinc credit	b2	(7,826)	-	-	(14,521)	(11,763)	(4,168)	-	(38,278)
Less lead credit	b3	(4,719)	-	-	(8,248)	(2,308)	(460)	-	(15,735)
Less copper credit	b4	-	-	(99)	(13,544)	(19,270)	(741)	-	(33,654)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(13,861)	$(57,346)	$(6,862)	$(36,315)	$(33,941)	$(5,531)	$(41,638)	$(195,494)
Cash Costs net of by-product credits	C=(A+B)	$18,352	$5,917	$13,719	$10,985	$3,727	$24,992	$3,609	$81,301

Payable ounces of silver (thousand)	D	2,622	2,035	1,082	1,608	1,062	2,072	1,459	11,940

Cash cost per ounce net of by-products	C/D	$7.00	$2.91	$12.68	$6.83	$3.51	$12.06	$2.47	$6.81
(1)	Totals may not add due to rounding.

Three months ended June 30, 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$16,257	$33,284	$15,082	$24,030	$23,435	$14,605	$28,706	$155,400
Less gold credit	b1	(687)	(24,030)	(3,337)	(42)	(511)	(65)	(23,166)	(51,838)
Less zinc credit	b2	(3,836)	-	-	(5,725)	(4,220)	(3,145)	-	(16,925)
Less lead credit	b3	(1,814)	-	-	(3,129)	(948)	(405)	-	(6,296)
Less copper credit	b4	-	-	(70)	(8,266)	(13,044)	-	-	(21,380)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(6,336)	$(24,030)	$(3,407)	$(17,161)	$(18,724)	$(3,615)	$(23,166)	$(96,440)
Cash Costs net of by-product credits	C=(A+B)	$9,922	$9,253	$11,675	$6,869	$4,711	$10,990	$5,540	$58,960

Payable ounces of silver (thousand)	D	1,263	1,110	766	767	482	961	896	6,244

Cash cost per ounce net of by-products	C/D	$7.85	$8.34	$15.25	$8.96	$9.78	$11.44	$6.18	$9.44
(1)	Totals may not add due to rounding.

Pan American Silver Corp.	38

Six months ended June 30, 2015 (1) (in thousands of USD except as noted)
		La Colorada	Dolores	Alamo Dorado	Huaron	Morococha	San Vicente	Manantial Espejo	Consolidated Total
Cash Costs before by-product credits	A	$31,489	$64,058	$29,697	$48,585	$44,784	$28,129	$57,008	$303,749
Less gold credit	b1	(1,312)	(46,116)	(7,083)	(126)	(841)	(125)	(41,137)	(96,740)
Less zinc credit	b2	(7,449)	-	-	(11,562)	(8,809)	(5,121)	-	(32,940)
Less lead credit	b3	(3,457)	-	-	(5,845)	(2,229)	(642)	-	(12,173)
Less copper credit	b4	-	-	(72)	(15,427)	(20,711)	-	-	(36,211)
Sub-total by-product credits	B=( b1+ b2+ b3+ b4)	$(12,217)	$(46,116)	$(7,155)	$(32,961)	$(32,591)	$(5,887)	$(41,137)	$(178,064)
Cash Costs net of by-product credits	C=(A+B)	$19,272	$17,942	$22,541	$15,624	$12,193	$22,242	$15,871	$125,685

Payable ounces of silver (thousand)	D	2,469	2,099	1,446	1,504	919	1,855	1,647	11,940

Cash cost per ounce net of by-products	C/D	$7.80	$8.55	$15.59	$10.39	$13.27	$11.99	$9.63	$10.53

(1)	Totals may not add due to rounding.

•	Adjusted Earnings and Basic Adjusted Earnings Per Share

Adjusted earnings is a non-GAAP measure that the Company considers to better reflect normalized earnings as it eliminates items that may be volatile from period to period, relating to positions which will settle in future periods, and items that are non-recurring. Certain items that become applicable in a period may be adjusted for, with the Company retroactively presenting comparable periods with an adjustment for such items and conversely, items no longer applicable may be removed from the calculation. The Company adjusts certain items in the periods that they occurred but does not reverse or otherwise unwind the effect of such items in future periods.

The following table shows a reconciliation of adjusted loss and earnings for the three and six months ending June 30, 2016 and 2015, to the net earnings (loss) for each period.

Adjusted Earnings (loss) Reconciliation	Three months ended June 30,		Six months ended June 30,
(in thousands of USD other than per share amounts)	2016	2015	2016	2015
Net (loss) earnings for the period	$34,226	$(7,299)	$36,101	$(27,084)
Adjust derivative loss (gain)	-	(45)	-	(274)
Adjust unrealized foreign exchange (gains) losses	181	(3,079)	1,489	(1,006)
Adjust net realizable value of inventory	(3,195)	1,033	(402)	(1,003)
Adjust unrealized gain on commodity contracts	168	(1,370)	(1,296)	(1,913)
Adjust gain on sale of assets	(17,948)	(139)	(18,052)	(272)
Adjust for effect of taxes	6,499	(340)	5,546	407
Adjusted (loss) earnings for the period	$19,931	$(11,239)	$23,386	$(31,145)
Basic weighted average shares for the period	152,028	151,643	152,005	151,643
Adjusted (loss) earnings per share for the period	$0.13	$(0.07)	$0.15	$(0.21)

Pan American Silver Corp.	39

Risks and Uncertainties

The Company is exposed to many risks in conducting its business, including but not limited to: metal price risk as the Company derives its revenue from the sale of silver, zinc, lead, copper, and gold; credit risk in the normal course of dealing with other companies; FX risk as the Company reports its financial statements in USD whereas the Company operates in jurisdictions that utilize other currencies; the inherent risk of uncertainties in estimating mineral reserves and mineral resources; political risks; and environmental risks and risks related to its relations with employees.  These and other risks are described below and in Pan American’s Annual Information Form (available on SEDAR at www.sedar.com), Form 40-F filed with the SEC, and the 2015 Financial Statements. Readers are encouraged to refer to these documents for a more detailed description of some of the risks and uncertainties inherent to Pan American’s business.

•	Foreign Jurisdiction Risk

Pan American currently conducts operations in Peru, Mexico, Argentina and Bolivia. All of these jurisdictions are potentially subject to a number of political and economic risks, including those described in the following section. The Company is unable to determine the impact of these risks on its future financial position or results of operations and the Company’s exploration, development and production activities may be substantially affected by factors outside of Pan American’s control. These potential factors include, but are not limited to: royalty and tax increases or claims by governmental bodies, expropriation or nationalization, lack of an independent judiciary, FX controls, import and export regulations, cancellation or renegotiation of contracts and environmental and permitting regulations. The Company currently has no political risk insurance coverage against these risks.

All of Pan American’s current production and revenue is derived from its operations in Peru, Mexico, Argentina and Bolivia. As Pan American’s business is carried on in a number of developing countries, it is exposed to a number of risks and uncertainties, including the following: expropriation or nationalization without adequate compensation, particularly in jurisdictions such as Argentina and Bolivia that have a history of expropriation; changing political and fiscal regimes, and economic and regulatory instability; unanticipated changes to royalty and tax regulations; unreliable or undeveloped infrastructure; labour unrest and labour scarcity; difficulty obtaining key equipment and components for equipment; regulations and restrictions with respect to imports and exports; high rates of inflation; extreme fluctuations in currency exchange rates and the imposition of currency controls; the possible unilateral cancellation or forced renegotiation of contracts, and uncertainty regarding enforceability of contractual rights; inability to obtain fair dispute resolution or judicial determinations because of bias, corruption or abuse of power; difficulties enforcing judgments generally, including judgments obtained in Canadian or United States courts against assets and entities located outside of those jurisdictions; difficulty understanding and complying with the regulatory and legal framework respecting the ownership and maintenance of mineral properties, mines and mining operations, and with respect to permitting; local opposition to mine development projects, which include the potential for violence and property damage; violence and more prevalent or stronger organized crime groups; terrorism and hostage taking; military repression and increased likelihood of international conflicts or aggression; and increased public health concerns. Certain of these risks and uncertainties are illustrated well by circumstances in Bolivia and Argentina.

The Company’s Mexican operations, Alamo Dorado and La Colorada, have suffered from armed robberies of doré in the past. The Company has instituted a number of additional security measures and a more frequent shipping schedule in response to these incidents. The Company has subsequently renewed its insurance policy to mitigate some of the financial loss that would result from such criminal activities in the future, however a substantial deductible amount would apply to any such losses in Mexico.

Pan American Silver Corp.	40

Local opposition to mine development projects has arisen periodically in some of the jurisdictions in which we operate, and such opposition has at times been violent. There can be no assurance that similar local opposition will not arise in the future with respect to Pan American’s foreign operations. If Pan American were to experience resistance or unrest in connection with its foreign operations, it could have a material adverse effect on Pan American’s operations or profitability.

In early 2009, a new constitution was enacted in Bolivia that further entrenched the government’s ability to amend or enact laws, including those that may affect mining, and which enshrined the concept that all natural resources belong to the Bolivian people and that the state was entrusted with its administration.

On May 28, 2014, the Bolivian government enacted Mining Law No. 535 (the “New Mining Law”). Among other things, the New Mining Law established a new Bolivian mining authority to provide principal mining oversight (varying the role of COMIBOL) and set out a number of new economic and operational requirements relating to state participation in mining projects. Further, the New Mining Law provided that all pre-existing contracts were to migrate to one of several new forms of agreement within a prescribed period of time. As a result, we anticipate that our current joint venture agreement with COMIBOL relating to the San Vicente mine will be subject to migration to a new form of agreement and may require renegotiation of some terms in order to conform to the New Mining Law requirements. We are assessing the potential impacts of the New Mining Law on our business and are awaiting further regulatory developments, but the primary effects on the San Vicente operation and our interest therein will not be known until such time as we have, if required to do so, renegotiated the existing contract, and the full impact may only be realized over time. In the meantime, we understand that pre-existing agreements will be respected during the period of migration and we will take appropriate steps to protect and, if necessary, enforce our rights under our existing agreement with COMIBOL. There is, however, no guarantee that governmental actions, including possible expropriation or additional changes in the law, and the migration of our contract will not impact our involvement in the San Vicente operation in an adverse way and such actions could have a material adverse effect on us and our business.

On June 25, 2015, the Bolivian government enacted the new Conciliation and Arbitration Law No. 708 (the “New Conciliation and Arbitration Law”), which endeavors to set out newly prescribed arbitral norms and procedures, including for foreign investors. However, whether the New Conciliation and Arbitration Law applies specifically to pre-existing agreements between foreign investors and COMIBOL, and how this new legislation interacts with the New Mining Law, remains somewhat unclear. As a result, we await clarification by regulatory authorities and will continue to assess the potential impacts of the New Conciliation and Arbitration Law on our business.

Meanwhile, under the previous political regime in Argentina, the government intensified the use of price, foreign exchange, and import controls in response to unfavourable domestic economic trends. Among other the things, the Argentine government has imposed restrictions on the importation of goods and services and increased administrative procedures required to import equipment, materials and services required for operations at Manantial Espejo. In support of this policy, in May 2012, the government mandated that mining companies establish an internal function to be responsible for substituting Argentinian-produced goods and materials for imported goods and materials and required advance government review of plans to import goods and materials. In addition, the government of Argentina also tightened control over capital flows and foreign exchange in an attempt to curtail the outflow of hard currencies and protect its foreign currency reserves, including mandatory repatriation and conversion of foreign currency funds in certain circumstances, informal restrictions on dividend, interest, and service payments abroad and limitations on the ability of individuals and businesses to convert Argentine pesos into USD or other hard currencies, exposing us to additional risks of peso devaluation and high domestic inflation. While a new federal government was elected in Argentina in late 2015 and has since taken steps to ease some of the previously instituted controls and restrictions, particularly relaxing certain rules relating to the inflow and outflow of foreign currencies, many of the policies of the previous government continue to adversely affect the Company’s Argentine operations. It is unknown whether these recent changes will be lasting, what, if any, additional steps will be taken by the new administration, or what financial and operational impacts these and any future changes might have on the Company. As such, the Company continues to monitor and assess the situation in Argentina.

Pan American Silver Corp.	41

In most cases, the effect of these risks and uncertainties cannot be accurately predicted and, in many cases, their occurrence is outside of our control. Although we are unable to determine the impact of these risks on our future financial position or results of operations, many of these risks and uncertainties have the potential to substantially affect our exploration, development and production activities and could therefore have a material adverse impact on our operations and profitability. Management and the Board of Directors continuously assess risks that the Company is exposed to, and attempt to mitigate these risks where practical through a range of risk management strategies, including employing qualified and experienced personnel.

•	Metal Price Risk

Pan American derives its revenue from the sale of silver, zinc, lead, copper, and gold. The Company’s sales are directly dependent on metal prices that have shown significant volatility and are beyond the Company’s control.

Pan American Silver takes the view that its precious metals production should not be hedged, thereby, allowing the Company to maintain maximum exposure to precious metal prices. From time to time, Pan American mitigates the price risk associated with its base metal production by committing some of its forecasted base metal production under forward sales and option contracts, as described under the “Financial Instruments” section of this MD&A. Decisions relating to hedging may have material adverse effects upon our financial performance, financial position, and results of operations. Since base metal and gold revenue are treated as a by-product credit for purposes of calculating cash costs per ounce of silver and AISCSOS, these non-GAAP measures are highly sensitive to base metal and gold prices.

The Board of Directors continually assesses the Company’s strategy towards its base metal exposure, depending on market conditions. If metal prices decline significantly below levels used in the Company’s most recent impairment tests, especially for an extended period of time, the Company may need to reassess its price assumptions, and a significant decrease in the price assumptions could be an indicator of potential impairment. A description of the impact of metal price changes on certain Company assets is included in the Key Assumption and Sensitivity sections included in both the 2015 Financial Statements (included in Note 11), and in this MD&A (included in the Income Statement analysis section).

•	Trading and Credit Risk

The zinc, lead, and copper concentrates produced by us are sold through long-term supply arrangements to metal traders or integrated mining and smelting companies. The terms of the concentrate contracts may require us to deliver concentrate that has a value greater than the payment received at the time of delivery, thereby introducing us to credit risk of the buyers of our concentrates. Should any of these counterparties not honour supply arrangements, or should any of them become insolvent, we may incur losses for products already shipped and be forced to sell our concentrates in the spot market or we may not have a market for our concentrates and therefore our future operating results may be materially adversely impacted. For example, the Doe Run Peru smelter, a significant buyer of our production in Peru, experienced financial difficulties in the first quarter of 2009 and closed. We continued to sell copper concentrates to other buyers but on inferior terms. The Doe Run Peru smelter remains closed and we are owed approximately $8.2 million under the terms of our contract with Doe Run Peru. We continue to pursue all legal and commercial avenues to collect the amount outstanding.

Pan American Silver Corp.	42

As at June 30, 2016, we had receivable balances associated with buyers of our concentrates of $47.5 million (December 31, 2015 - $21.3 million). All of this receivable balance is owed by twelve well known concentrate buyers and the vast majority of our concentrate is sold to those same counterparts.

Silver doré production is refined under long-term agreements with fixed refining terms at four separate refineries worldwide. We generally retain the risk and title to the precious metals throughout the process of refining and therefore are exposed to the risk that the refineries will not be able to perform in accordance with the refining contract and that we may not be able to fully recover our precious metals in such circumstances. As at June 30, 2016, we had approximately $38.8 million contained in precious metal inventory at refineries (December 31, 2015 - $21.4 million). We maintain insurance coverage against the loss of precious metals at our mine sites, in-transit to refineries, and while at the refineries.

Refined silver and gold are sold in the spot market to various bullion traders and banks. Credit risk may arise from these activities if we are not paid for metal at the time it is delivered, as required by spot sale contracts.

We maintain trading facilities with several banks and bullion dealers for the purposes of transacting our trading activities. None of these facilities are subject to margin arrangements. Our trading activities can expose us to the credit risk of our counterparties to the extent that our trading positions have a positive mark-to-market value.

Management constantly monitors and assesses the credit risk resulting from our concentrate sales, refining arrangements, and commodity contracts. Furthermore, management carefully considers credit risk when allocating prospective sales and refining business to counterparties. In making allocation decisions, management attempts to avoid unacceptable concentration of credit risk to any single counterparty.

From time to time, we may invest in equity securities of other companies. Just as investing in Pan American is inherent with risks such as those set out in this MD&A, by investing in other companies we will be exposed to the risks associated with owning equity securities and those risks inherent in the investee companies.

•	Liquidity Risk

Liquidity risk is the risk that we will not be able to meet our financial obligations as they come due. The volatility of the metals markets can impact our ability to forecast cash flow from operations.

We must maintain sufficient liquidity to meet our short-term business requirements, taking into account our anticipated cash flows from operations, our holdings of cash and cash equivalents, and committed loan facilities.

Pan American Silver Corp.	43

We manage our liquidity risk by continuously monitoring forecasted and actual cash flows. We have in place a rigorous reporting, planning and budgeting process to help determine the funds required to support our normal operating requirements on an ongoing basis and our expansion plans. We continually evaluate and review capital and operating expenditures in order to identify, decrease, and limit all non-essential expenditures.

•	Exchange Rate Risk

Pan American reports its financial statements in USD; however, the Company operates in jurisdictions that utilize other currencies. As a consequence, the financial results of the Company’s operations, as reported in USD, are subject to changes in the value of the USD relative to local currencies. Since the Company’s revenues are denominated in USD and a portion of the Company’s operating costs and capital spending are in local currencies, the Company is negatively impacted by strengthening local currencies relative to the USD and positively impacted by the inverse. The local currencies that the Company has the most exposure to are the Peruvian soles (“PEN”), Mexican pesos (“MXN”) and Argentine pesos (“ARS”). In order to mitigate this exposure, the Company maintains a portion of its cash balances in PEN, MXN and CAD and, from time to time, enters into forward currency positions to match anticipated spending as discussed in this in MD&A in the “Financial Instruments” section.

The Company’s balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are translated at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on the Company’s income statement.

Our balance sheet contains various monetary assets and liabilities, some of which are denominated in foreign currencies. Accounting convention dictates that these balances are fair valued at the end of each period, with resulting adjustments being reflected as foreign exchange gains or losses on our statement of operations.

In addition to the foregoing, governmental restrictions and controls relating to exchange rates also impact our operations. In Argentina, for example, the government has at times established official exchanges rates that were significantly different than the unofficial exchange rates more readily utilized in the local economy to determine prices and value. Our investments in Argentina are primarily funded from outside of the country, and therefore conversion of foreign currencies, like USD, at the official exchange rate has had the effect of reducing purchasing power and substantially increasing relative costs in an already high inflationary market. Maintaining monetary assets in ARS also exposes us to the risks of ARS devaluation and high domestic inflation.

•	Taxation Risks

Pan American is exposed to tax related risks, in assessing the probability of realizing income tax assets recognized, the Company makes estimates related to expectations of future taxable income, applicable tax planning opportunities, expected timing of reversals of existing temporary differences and the likelihood that tax positions taken will be sustained upon examination by applicable tax authorities. In making its assessments, we give additional weight to positive and negative evidence that can be objectively verified. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. We consider relevant tax planning opportunities that are within the Company’s control, are feasible and within management’s ability to implement. Examination by applicable tax authorities is supported based on individual facts and circumstances of the relevant tax position examined in light of all available evidence. Where applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that changes in these estimates can occur that materially affect the amounts of income tax assets recognized. Also, future changes in tax laws could limit the Company from realizing the tax benefits from the deferred tax assets. We reassess unrecognized income tax assets at each reporting period.

Pan American Silver Corp.	44

•	Claims and Legal Proceedings

Pan American is subject to various claims and legal proceedings covering a wide range of matters that arise in the ordinary course of business activities. Many of these claims relate to current or ex-employees, some of which involve claims of significant value, for matters ranging from workplace illnesses such as silicosis to claims for additional profit-sharing and bonuses in prior years. Furthermore, we are in some cases, the subject of claims by local communities, indigenous groups or private land owners relating to land and mineral rights and such claimants may seek sizeable monetary damages against us and/or the return of surface or mineral rights that are valuable to us and which may impact our operations and profitability if lost. Each of these matters is subject to various uncertainties and it is possible that some of these matters may be resolved unfavourably to us. We carry certain liability insurance coverage and establish provisions for matters that are probable and can be reasonably estimated. In addition, we may be involved in disputes with other parties in the future that may result in litigation, which may result in a material adverse effect on our financial position, cash flow and results of operations.

Significant Judgments and Key Sources of Estimation Uncertainty in the Application of Accounting Policies

In preparing financial statements in accordance with International Financial Reporting Standards, management is required to make estimates and assumptions that affect the amounts reported in the consolidated financial statements. These critical accounting estimates represent management estimates and judgments that are uncertain and any changes in these could materially impact the Company’s financial statements. Management continuously reviews its estimates, judgments, and assumptions using the most current information available.

Readers should also refer to Note 2 of the 2015 Financial Statements, for the Company’s summary of significant accounting policies.

Changes in Accounting Standards

There were no significant accounting standards or interpretations along with any consequential amendments, required for the Company to adopt effective January 1, 2016.

Accounting Standards Issued but Not Yet Effective

IFRS 9 Financial Instruments (“IFRS 9”) was issued by the International Accounting Standards Board (“IASB”) on July 24, 2014 and will replace IAS 39 Financial Instruments: Recognition and Measurement. IFRS 9 utilizes a single approach to determine whether a financial asset is measured at amortized cost or fair value and a new mixed measurement model for debt instruments having only two categories: amortized cost and fair value. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Final amendments released on July 24, 2014 also introduce a new expected loss impairment model and limited changes to the classification and measurement requirements for financial assets. IFRS 9 is effective for annual periods beginning on or after January 1, 2018. The Company is currently evaluating the impact the final standard and amendments on its consolidated financial statements.

Pan American Silver Corp.	45

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) In May 2014, the IASB and the Financial Accounting Standards Board (“FASB”) completed its joint project to clarify the principles for recognizing revenue and to develop a common revenue standard for IFRS and US GAAP. As a result of the joint project, the IASB issued IFRS 15, Revenue from Contracts with Customers, and will replace IAS 18, Revenue, IAS 11, Construction Contracts, and related interpretations on revenue. IFRS 15 establishes principles to address the nature, amount, timing and uncertainty of revenue and cash flows arising from an entity’s contracts with customers. Companies can elect to use either a full or modified retrospective approach when adopting this standard. On July 22, 2015, the IASB confirmed a one-year deferral of the effective date of IFRS 15 to January 1, 2018. The Company is in the process of analyzing IFRS 15 and determining the effect on our consolidated financial statements as a result of adopting this standard.

IFRS 16, Leases (“IFRS 16”) In January 2016, the IASB issued IFRS 16 – Leases which replaces IAS 17 – Leases and its associated interpretative guidance. IFRS 16 applies a control model to the identification of leases, distinguishing between a lease and a service contract on the basis of whether the customer controls the asset being leased. For those assets determined to meet the definition of a lease, IFRS 16 introduces significant changes to the accounting by lessees, introducing a single, on-balance sheet accounting model that is similar to current finance lease accounting, with limited exceptions for short-term leases or leases of low value assets. Lessor accounting remains similar to current accounting practice. The standard is effective for annual periods beginning on or after January 1, 2019, with early application permitted for entities that apply IFRS 15. The Company is currently evaluating the impact the final standard is expected to have on its consolidated financial statements.

IAS 7, Statement of Cash Flows (“IAS 7”) Amendments to IAS 7, Statement of Cash Flows were issued in January 2016 as part of the IASB’s Disclosure Initiative.  The amendments require certain enhanced disclosures of the cash and non-cash components of changes in liabilities resulting from financing activities and are required to be applied for years beginning on or after January 1, 2017.  The Company is currently evaluating the impact of the amendments on its consolidated financial statements.

Disclosure Controls and Procedures

Management’s Report on Internal Control over Financial Reporting

Management of Pan American is responsible for establishing and maintaining an adequate system of internal control, including internal controls over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the President and Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards. It includes those policies and procedures that:

a)	pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of Pan American,

b)	are designed to provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards, and that receipts and expenditures of Pan American are being made only in accordance with authorizations of management and Pan American’s directors, and

Pan American Silver Corp.	46

c)	are designed to provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of Pan American’s assets that could have a material effect on the annual financial statements or interim financial reports.

The Company’s management, including its President and Chief Executive Officer and Chief Financial Officer, believe that due to its inherent limitations, internal control over financial reporting may not prevent or detect misstatements on a timely basis. Also, projections of any evaluation of the effectiveness of internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Changes in Internal Controls over Financial Reporting

There has been no change in the Company’s internal control over financial reporting during the period ended June 30, 2016 that has materially affected or is reasonably likely to materially affect, its internal control over financial reporting.

Technical Information

Martin Wafforn who is a Qualified Person, as the term is defined in NI 43-101, has reviewed and approved the scientific and technical disclosure in this MD&A.

For more detailed information regarding the Company’s material mineral properties and technical information related thereto, including a complete list of current technical reports applicable to such properties, please refer to the Company’s Annual Information Form dated March 24, 2016 filed at www.sedar.com or the Company’s most recent Form 40-F filed with the SEC.

Pan American Silver Corp.	47

Cautionary Note Regarding Forward-Looking Statements and Information

Certain of the statements and information in this MD&A constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian provincial securities laws relating to the Company and its operations. All statements, other than statements of historical fact, are forward-looking statements. When used in this MD&A, the words, “will”, “believes”, “expects”, “intents”, “plans”, “forecast”, “objective”, “guidance”, “outlook”, “potential”, “anticipated”, “budget”, and other similar words and expressions, identify forward-looking statements or information. These forward-looking statements or information relate to, among other things: future economic and operational performance; future production of silver, gold and other metals produced by the Company; future cash costs per ounce of silver and all-in sustaining costs per silver ounce sold; the anticipated price of silver and other metals; the continuing nature of high inflation and rising capital and operating costs; the sufficiency of the Company’s current working capital, anticipated operating cash flow or its ability to raise necessary funds; timing of production and the cash costs of production at each of the Company’s properties; the estimated cost of and availability of funding necessary for sustaining capital; the successful implementation and effects of ongoing or future development and expansion plans, including the expansion projects at the Company’s Dolores and La Colorada mines, and the anticipated financial and operational results of such projects; the effects of transactions on the future performance of the Company; forecast capital and non-operating spending; the timing and method of payment of compensation; and the Company’s plans and expectations for its properties and operations.

These statements and information reflect the Company’s current views with respect to future events and are necessarily based upon a number of assumptions and estimates that, while considered reasonable by the Company, are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors, both known and unknown, could cause actual results, performance or achievements to be materially different from the results, performance or achievements that are or may be expressed or implied by such forward-looking statements or information contained in this MD&A and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in spot and forward markets for silver, gold, base metals and certain other commodities (such as natural gas, fuel, oil and electricity); fluctuations in currency markets (such as the Peruvian sol, Mexican peso, Argentine peso, Bolivian boliviano and Canadian dollar versus the U.S. dollar); risks related to the technological and operational nature of the Company’s business; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments in Canada, the United States, Mexico, Peru, Argentina, Bolivia or other countries where the Company may carry on business, including the risk of expropriation relative to certain of our operations, particularly in Argentina and Bolivia; risks and hazards associated with the business of mineral exploration, development and mining (including environmental hazards, industrial accidents, unusual or unexpected geological or structural formations, pressures, cave-ins and flooding); risks relating to the credit worthiness or financial condition of supplies, refiners and other parties with whom the Company does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with and claims by the local communities and indigenous populations; availability and increasing costs associated with mining inputs and labour; the speculative nature of mineral exploration and development, including the risk of obtaining necessary licenses and permits and the presence of laws and regulations that may impose restrictions on mining, including those currently in the province of Chubut, Argentina; diminishing quantities or grades of mineral reserves as properties are mined; global financial conditions; the Company’s ability to complete and successfully integrate acquisitions and to mitigate other business combination risks; challenges to, or difficulty in maintaining, the Company’s title to properties and continued ownership thereof; the actual results of current exploration activities, conclusions of economic evaluations, and changes in project parameters to deal with unanticipated economic or other factors; increased competition in the mining industry for properties, equipment, qualified personnel, and their costs; having sufficient cash to pay obligations as they come due; and those factors identified under the caption “Risks Related to Pan American’s Business” in the Company’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities. Investors are cautioned against attributing undue certainty or reliance on forward-looking statements or information. Although the Company has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described, or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements or information to reflect changes in assumptions or in circumstances or any other events affecting such statements or information, other than as required by applicable law.

Pan American Silver Corp.	48